FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 14, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Financial Statements

INDEX TO FINANCIAL INFORMATION

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Independent Auditors’ Report on Review of Condensed Consolidated Interim Financial Information

To the Board of Directors and Shareholders of

BRF S.A.

Itajaí - SC

Introduction

We have reviewed the accompanying condensed consolidated statement of financial position of BRF S.A. (“Company”) as at June 30, 2020, the related condensed consolidated statements of income (loss) and comprehensive income (loss) for the three and six-month periods then ended and changes in equity and cash flows for the six-month period then ended and the notes to the condensed consolidated interim financial information.

Management is responsible for the preparation and presentation of these condensed consolidated interim financial information in accordance with IAS 34, “Interim Financial Reporting”, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standards on Review Engagements of interim financial information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at and for the three and six-month periods ended June 30, 2020 is not prepared, in all material respects, in accordance with IAS 34, “Interim Financial Reporting”.

Emphasis of matter

We draw attention to explanatory notes 1.2 to the condensed consolidated interim financial information, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our conclusion is not modified in respect of this matter.

São Paulo, August 12, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Fabian Junqueira Sousa

Contador CRC 1SP235639/O-0

Condensed Consolidated Interim Financial Information

June 30, 2020

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-2

32. TRANSACTIONS THAT DO NOT INVOLVE CASH	53
33. EVENTS AFTER THE REPORTING DATE	53
34. APPROVAL OF THE INTERIM FINANCIAL INFORMATION	55

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-3

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note	06.30.20	12.31.19	LIABILITIES	Note	06.30.20	12.31.19
CURRENT ASSETS				CURRENT LIABILITIES
Cash and cash equivalents	4	9,671,275	4,237,785	Loans and borrowings	15	4,071,950	3,132,029
Marketable securities	5	337,183	418,182	Trade accounts payable	16	6,725,495	5,784,419
Trade and other receivables	6	2,848,634	3,090,691	Supply chain finance	17	982,237	842,037
Inventories	7	5,103,218	3,887,916	Lease liability	18	317,435	376,628
Biological assets	8	1,882,925	1,603,039	Payroll, related charges and employee profit sharing		1,008,666	825,254
Recoverable taxes	9	609,955	473,732	Tax payable		489,833	517,208
Recoverable income tax and social contribution	9	93,781	152,486	Derivative financial instruments	24	1,100,649	153,612
Derivative financial instruments	24	244,362	195,324	Provision for tax, civil and labor risks	21	1,139,238	1,084,308
Restricted cash		1	296,294	Employee benefits	20	97,688	95,919
Assets held for sale		42,284	99,245	Other current liabilities		952,824	512,591
Other current assets		502,874	590,733
Total current assets		21,336,492	15,045,427	Total current liabilities		16,886,015	13,324,005

NON-CURRENT ASSETS				NON-CURRENT LIABILITIES
LONG-TERM RECEIVALBLES				Loans and borrowings	15	20,791,601	15,488,250
Marketable securities	5	415,456	307,352	Trade accounts payable	16	7,718	12,347
Trade and other receivables	6	63,237	71,029	Lease liability	18	2,161,196	2,054,552
Recoverable taxes	9	5,249,509	5,169,547	Tax payable		182,924	190,257
Recoverable income tax and social contribution	9	97,197	269,263	Provision for tax, civil and labor risks	21	709,546	710,061
Deferred income taxes	10	2,180,059	1,845,862	Deferred income tax	10	120,589	85,310
Judicial deposits	11	560,549	575,750	Employee benefits	20	654,297	593,555
Biological assets	8	1,146,000	1,081,025	Derivative financial instruments	24	43,905	3
Derivative financial instruments	24	4,881	49,991	Other non-current liabilities		305,581	1,093,942
Restricted cash		24,178	-
Other non-current assets		70,990	85,537
Total long-term receivables		9,812,056	9,455,356	Total non-current liabilities		24,977,357	20,228,277

				EQUITY	22
				Capital		12,460,471	12,460,471
				Capital reserves		147,280	192,845
Investments	12	17,801	14,880	Accumulated losses		(3,739,036)	(3,996,985)
Property, plant and equipment, net	13	12,265,597	12,276,889	Treasury shares		(138,098)	(38,239)
Intangible assets	14	5,476,891	4,908,079	Other comprehensive loss		(1,936,717)	(722,469)
				Attributable to controlling shareholders		6,793,900	7,895,623
				Non-controlling interests		251,565	252,726
Total non-current assets		27,572,345	26,655,204	Total equity		7,045,465	8,148,349

TOTAL ASSETS		48,908,837	41,700,631	TOTAL LIABILITIES AND EQUITY		48,908,837	41,700,631

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-4

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Note	April to June 2020	January to June 2020	April to June 2019	January to June 2019
CONTINUING OPERATIONS
NET SALES	26	9,103,926	18,052,991	8,338,009	15,697,259
Cost of sales	29	(7,125,034)	(13,821,122)	(6,246,360)	(12,088,540)
GROSS PROFIT		1,978,892	4,231,869	2,091,649	3,608,719
OPERATING INCOME (EXPENSES)
Selling expenses	29	(1,360,889)	(2,645,223)	(1,256,777)	(2,392,072)
General and administrative expenses	29	(190,465)	(333,025)	(136,157)	(277,386)
Impairment loss on trade receivables	29	21,096	(11,755)	1,709	(3,798)
Other operating income (expenses), net	27	138,553	(100,000)	230,477	153,801
Income (loss) from associates and joint ventures	12	-	-	(860)	(1,025)
INCOME BEFORE FINANCIAL RESULTS AND INCOME TAXES		587,187	1,141,866	930,041	1,088,239
Financial expenses	28	(166,563)	(735,913)	(1,048,018)	(1,551,277)
Financial income	28	81,833	194,711	474,668	560,729
Foreign exchange and monetary variations	28	(105,573)	(255,570)	(45,972)	(77,039)
INCOME BEFORE TAXES		396,884	345,094	310,719	20,652
Income taxes	10	(89,755)	(76,197)	(119,696)	57,093
INCOME FROM CONTINUING OPERATIONS		307,129	268,897	191,023	77,745
DISCONTINUED OPERATIONS

INCOME (LOSS) FROM DISCONTINUED OPERATIONS		-	-	133,931	(765,122)
INCOME (LOSS) FOR THE PERIOD		307,129	268,897	324,954	(687,377)

Net Income from Continuing Operation Attributable to
Controlling shareholders		303,870	257,949	187,894	75,831
Non-controlling interest		3,259	10,948	3,129	1,914
		307,129	268,897	191,023	77,745

Net Income (Loss) From Discontinued Operation Attributable to
Controlling shareholders		-	-	134,931	(753,941)
Non-controlling interest		-	-	(1,000)	(11,181)
		-	-	133,931	(765,122)

INCOME PER SHARE FROM CONTINUING OPERATIONS
Weighted average shares outstanding - basic		809,612,517	810,672,698	811,440,470	811,428,248
Income per share - basic	23	0.38	0.32	0.23	0.09
Weighted average shares outstanding - diluted		809,875,209	810,935,390	811,440,470	811,428,248
Income per share - diluted	23	0.38	0.32	0.23	0.09

INCOME (LOSSES) PER SHARE FROM DISCONTINUED OPERATIONS
Weighted average shares outstanding - basic		809,612,517	810,672,698	811,440,470	811,428,248
Income (losses) per share - basic	23	-	-	0.17	(0.93)
Weighted average shares outstanding - diluted		809,612,517	810,672,698	811,440,470	811,428,248
Income (losses) per share - diluted	23	-	-	0.17	(0.93)

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-5

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Note	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Income (loss) for the period		307,129	268,897	324,954	(687,377)
Other comprehensive income (loss)
Gain (loss) on foreign currency translation of foreign operations		(63,994)	(105,697)	(80,629)	617,836
Loss on net investment hedge		(69,236)	(342,111)	-	-
Gain (loss) on cash flow hedge	24	268,028	(741,483)	81,045	95,284
Gain (loss) on debt investments measured at FVTOCI (1)	5	2,703	(170)	1,175	1,568
Net other comprehensive income (loss), to be reclassified to the statement of income in subsequent periods		137,501	(1,189,461)	1,591	714,688
Gain (loss) on equity investments measured at FVTOCI (1)	5	4,636	5,003	19,298	80,314
Actuarial gains on pension and post-employment plans	20	6,623	12,964	4,373	4,956
Net other comprehensive income, with no impact into subsequent statement of income		11,259	17,967	23,671	85,270
Total comprehensive income (loss), net of taxes		455,889	(902,597)	350,216	112,581
Attributable to
Controlling shareholders		469,676	(956,299)	379,443	163,534
Non-controlling interest		(13,787)	53,702	(29,227)	(50,953)
		455,889	(902,597)	350,216	112,581
(1)	FVTOCI: Fair Value Through Other Comprehensive Income.

Items above are stated net of tax and the related taxes are disclosed in note 10.

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-6

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributed to controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT JANUARY 1, 2020	12,460,471	192,845	(38,239)	(193,379)	4,454	(356,721)	(176,823)	(3,996,985)	7,895,623	252,726	8,148,349
Comprehensive income (loss) (1)
Gain (loss) on foreign currency translation of foreign operations	-	-	-	(148,522)	-	-	-	-	(148,522)	42,825	(105,697)
Loss on net investment hedge	-	-	-	(342,111)	-	-	-	-	(342,111)	-	(342,111)
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	4,833	-	-	-	4,833	-	4,833
Unrealized losses in cash flow hedge	-	-	-	-	-	(741,483)	-	-	(741,483)	-	(741,483)
Actuarial gains (losses) on pension and post-employment plans	-	-	-	-	-	-	13,035	-	13,035	(71)	12,964
Income for the period	-	-	-	-	-	-	-	257,949	257,949	10,948	268,897
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	(490,633)	4,833	(741,483)	13,035	257,949	(956,299)	53,702	(902,597)
Appropriation of income (loss)
Share-based payments	-	5,380	6,211	-	-	-	-	-	11,591	-	11,591
Acquisition (sale) of non-controlling interests (3)	-	(50,945)	-	-	-	-	-	-	(50,945)	(54,863)	(105,808)
Acquisition of treasury shares	-	-	(106,070)	-	-	-	-	-	(106,070)	-	(106,070)
BALANCES AT JUNE 30, 2020	12,460,471	147,280	(138,098)	(684,012)	9,287	(1,098,204)	(163,788)	(3,739,036)	6,793,900	251,565	7,045,465

	Attributed to controlling shareholders
				Other comprehensive income (loss)
	Paid-in capital	Capital reserve	Treasury shares	Accumulated foreign currency translation adjustments	Marketable securities at FVTOCI	Gain (losses) on cash flow hedge	Actuarial losses	Retained earnings (losses)	Total equity	Non-controlling interest	Total shareholders' equity (consolidated)
BALANCES AT JANUARY 1, 2019	12,460,471	115,354	(56,676)	(752,815)	(98,451)	(396,165)	(28,088)	(4,279,003)	6,964,627	567,150	7,531,777
Comprehensive income (loss) (1)
Gain (loss) on foreign currency translation of foreign operations	-	-	-	659,167	-	-	-	-	659,167	(41,331)	617,836
Gains on marketable securities measured at FVTOCI (2)	-	-	-	-	81,882	-	-	-	81,882	-	81,882
Unrealized gains in cash flow hedge	-	-	-	-	-	95,284	-	-	95,284	-	95,284
Actuarial losses on pension and post-employment plans	-	-	-	-	-	-	5,311	-	5,311	(355)	4,956
Income (loss) for the year	-	-	-	-	-	-	-	(678,110)	(678,110)	(9,267)	(687,377)
SUB-TOTAL COMPREHENSIVE INCOME (LOSS)	-	-	-	659,167	81,882	95,284	5,311	(678,110)	163,534	(50,953)	112,581
Realized loss in marketable securities at FVTOCI (2)	-	-	-	-	-	-	-	(23,120)	(23,120)	-	(23,120)
Appropriation of income (loss)
Dividends	-	-	-	-	-	-	-	-	-	(1,552)	(1,552)
Share-based payments	-	11,691	5,981	-	-	-	-	-	17,672	-	17,672
Acquisition (sale) of non-controlling interests	-	84,352	-	-	-	-	-	-	84,352	(276,824)	(192,472)
BALANCES AT JUNE 30, 2019	12,460,471	211,397	(50,695)	(93,648)	(16,569)	(300,881)	(22,777)	(4,980,233)	7,207,065	237,821	7,444,886

(1)	All changes in other comprehensive income are presented net of taxes.
(2)	FVTOCI: Fair Value Through Other Comprehensive Income.
(3)	Acquisition of remaining participation in the subsidiary Al Wafi (note 1.1).

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	January to June 2020	January to June 2019
OPERATING ACTIVITIES
Income from continuing operations	268,897	77,745
Adjustments for:
Depreciation and amortization	741,053	745,932
Depreciation and depletion of biological assets	420,747	396,053
Result on disposals of property, plant and equipments	7,409	(18,248)
Write-down of inventories to net realizable value	63,180	89,553
Provision for tax, civil and labor risks	182,108	505,675
Income from associates and joint ventures	-	1,025
Financial results, net	796,772	1,067,587
Tax recoveries and gains in tax lawsuits	(224,820)	(687,371)
Deferred income tax	37,865	(143,931)
Employee profit sharing	117,992	110,455
Other (1)	259,024	56,644
	2,670,227	2,201,119
Trade accounts receivable	643,436	348,735
Inventories	(1,223,384)	(218,889)
Biological assets - current	(268,631)	(49,177)
Trade accounts payable	522,587	(381,973)
Supply chain finance	140,750	(299,575)
Cash (applied) generated by operating activities	2,484,985	1,600,240
Investments in securities at FVTPL (2)	-	(92,911)
Redemptions of securities at FVTPL (2)	102,172	20,244
Interest received	57,176	108,632
Dividends and interest on shareholders' equity received	-	15,551
Payment of tax, civil and labor provisions	(129,748)	(173,762)
Payment of interest	(553,441)	(557,228)
Derivative financial instruments	1,141,152	(109,092)
Payment of income tax and social contribution	(146)	(68)
Other operating assets and liabilities	450,922	(97,323)
Net cash (applied) provided by operating activities	3,553,072	714,283
Net cash (applied) provided by operating activities from discontinued operations	-	(109,234)
Net cash (applied) provided by operating activities	3,553,072	605,049

INVESTING ACTIVITIES
Investments in securities at amortized cost	-	(15,362)
Redemptions of securities at amortized cost	-	95,638
Redemptions of securities at FVTOCI (3)	-	131,997
Redemption (Investments) of restricted cash	285,622	30,522
Additions to property, plant and equipment	(285,323)	(178,085)
Additions to biological assets - non-current	(470,300)	(391,839)
Proceeds from disposals of property, plant, equipment and investments	65,717	1,789,751
Additions to intangible assets	(59,067)	(43,283)
Business combination, net of cash	-	(183,672)
Sale of participation in associated entities	38,546	-
Sale (acquisition) of participation in joint ventures and associated entities	(547)	1,971
Net cash provided (used in) investing activities	(425,352)	1,237,638
Net cash provided (used in) investing activities from discontinued operations	-	(58,782)
Net cash provided (used in) investing activities	(425,352)	1,178,856

FINANCING ACTIVITIES
Proceeds from debt issuance	3,357,785	1,783,550
Repayment of debt	(1,639,768)	(3,121,428)
Treasury shares acquisition	(106,070)	-
Acquisition of non-controlling interests	(100,390)	-
Payment of lease liabilities	(268,264)	(279,086)
Net cash provided (used in) by financing activities	1,243,293	(1,616,964)
Net cash provided (used in) by financing activities from discontinued operations	-	1,567
Net cash provided (used in) by financing activities	1,243,293	(1,615,397)
EFFECT OF EXCHANGE RATE VARIATION ON CASH AND CASH EQUIVALENTS	1,062,477	31,572
Net increase (decrease) in cash and cash equivalents	5,433,490	200,080
At the beginning of the period	4,237,785	5,036,011
At the end of the period	9,671,275	5,236,091

(1)	Includes provision for class action agreement (note 1.3).
(2)	FVTPL: Fair Value Through Profit and Loss.
(3)	FVTOCI: Fair Value Through Other Comprehensive Income.

The accompanying notes are an integral part of the condensed consolidated interim financial information.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-8

1.	COMPANY’S OPERATIONS

BRF S.A. (“BRF”) and its subsidiaries (collectively the “Company”) is a publicly traded company, listed on the segment Novo Mercado of Brasil, Bolsa, Balcão (“B3”), under the ticker BRFS3, and listed on the New York Stock Exchange (“NYSE”), under the ticker BRFS. The Company’s registered office is at Rua Jorge Tzachel, nº 475, Bairro Fazenda, Itajaí - Santa Catarina and the main business office is in the city of São Paulo.

BRF is a Brazilian multinational company, with global presence, which owns a comprehensive portfolio of products, and it is one of the world’s largest companies of food products. The Company operates by raising, producing and slaughtering poultry and pork for processing, production and sale of fresh meat, processed products, pasta, margarine and others.

The Company holds as main brands Sadia, Perdigão, Qualy, Chester®, Kidelli, Perdix and Banvit, present mainly in Brazil, Turkey and Middle Eastern countries.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-9

1.1.	Equity interest
				% equity interest
Entity		Main activity	Country	06.30.20	12.31.19

BRF Energia S.A.		Commercialization of eletric energy	Brazil	100.00	100.00
BRF GmbH		Holding	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	99.90	99.90
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	99.00	99.00
BRF Global Company South Africa Proprietary Ltd.		Administrative, marketing and logistics services	South Africa	100.00	100.00
BRF Global Company Nigeria Ltd.	(a)	Marketing and logistics services	Nigeria	1.00	1.00
BRF Global GmbH		Holding and trading	Austria	100.00	100.00
BRF Foods LLC		Import, industrialization and commercialization of products	Russia	0.10	0.10
BRF Japan KK		Marketing and logistics services, import, export, industrialization and commercialization of products	Japan	100.00	100.00
BRF Korea LLC		Marketing and logistics services	Korea	100.00	100.00
BRF Shanghai Management Consulting Co. Ltd.		Provision of consultancy and marketing services	China	100.00	100.00
BRF Shanghai Trading Co. Ltd.		Import, export and commercialization of products	China	100.00	100.00
BRF Singapore Foods PTE Ltd.		Administrative, marketing and logistics services	Singapore	100.00	100.00
BRF Hungary LLC	(c)	Import and commercialization of products	Hungary	-	100.00
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	99.00	99.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	99.99	99.99
Buenos Aires Fortune S.A.		Holding	Argentina	5.00	5.00
Eclipse Latam Holdings		Holding	Spain	100.00	100.00
Buenos Aires Fortune S.A.		Holding	Argentina	95.00	95.00
Perdigão Europe Lda.		Import, export of products and administrative services	Portugal	100.00	100.00
Perdigão International Ltd.		Import and export of products	Cayman Island	100.00	100.00
BFF International Ltd.		Financial fundraising	Cayman Island	100.00	100.00
Highline International		Financial fundraising	Cayman Island	100.00	100.00
Sadia Overseas Ltd.	(a)	Financial fundraising	Cayman Island	100.00	100.00
ProudFood Lda		Import and commercialization of products	Angola	90.00	90.00
Sadia Chile S.A.		Import, export and commercialization of products	Chile	40.00	40.00
BRF Global Namíbia	(a)	Import and commercialization of products	Namibia	100.00	100.00
Wellax Food Logistics C.P.A.S.U. Lda.		Import, commercialization of products and administrative services	Portugal	100.00	100.00
BRF Austria GmbH		Holding	Austria	100.00	100.00
One Foods Holdings Ltd		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Food Products Factory LLC		Import, export, industrialization and commercialization of products	United Arab Emirates	49.00	49.00
Badi Ltd.		Holding	United Arab Emirates	100.00	100.00
Al-Wafi Al-Takamol International for Foods Products	(b)	Import and commercialization of products	Saudi Arabia	100.00	75.00
BRF Al Yasra Food K.S.C.C. ("BRF AFC")		Import, commercialization and distribution of products	Kuwait	49.00	49.00
BRF Foods GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
Al Khan Foodstuff LLC ("AKF")		Import, commercialization and distribution of products	Oman	70.00	70.00
FFM Further Processing Sdn. Bhd.	(d)	Industrialization, import and commercialization of products	Malaysia	-	70.00
FFQ GmbH		Industrialization, import and commercialization of products	Austria	100.00	100.00
TBQ Foods GmbH		Holding	Austria	60.00	60.00
Banvit Bandirma Vitaminli		Import, industrialization and commercialization of products	Turkey	91.71	91.71
Banvit Enerji ve Elektrik Üretim Ltd. Sti.	(a)	Generation and commercialization of electric energy	Turkey	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	0.01	0.01
Nutrinvestments BV		Holding	The Netherlands	100.00	100.00
Banvit ME FZE		Marketing and logistics services	United Arab Emirates	100.00	100.00
Banvit Foods SRL		Industrialization of grains and animal feed	Romania	99.99	99.99
One Foods Malaysia SDN. BHD.		Marketing and logistics services	Malaysia	100.00	100.00
Federal Foods LLC		Import, commercialization and distribution of products	United Arab Emirates	49.00	49.00
Federal Foods Qatar		Import, commercialization and distribution of products	Qatar	49.00	49.00
BRF Hong Kong LLC	(a)	Import, commercialization and distribution of products	Hong Kong	100.00	100.00
Eclipse Holding Cöoperatief U.A.		Holding	The Netherlands	0.01	0.01
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	99.94	99.94
BRF Pet S.A.		Industrialization, commercialization and distribution of feed and nutrients for animals	Brazil	100.00	100.00
PP-BIO Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
PR-SAD Administração de bem próprio S.A.		Management of assets	Brazil	33.33	33.33
ProudFood Lda		Import and commercialization of products	Angola	10.00	10.00
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	99.99	99.99
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	99.99	99.99
Sadia Alimentos S.A.		Holding	Argentina	43.10	43.10
Sadia International Ltd.		Import and commercialization of products	Cayman Island	100.00	100.00
Sadia Chile S.A.		Import, export and marketing of products	Chile	60.00	60.00
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	5.10	5.10
Compañía Paraguaya Comercial S.A.	(a)	Import and commercialization of products	Paraguay	1.00	1.00
Sadia Alimentos S.A.		Holding	Argentina	56.90	56.90
Sadia Uruguay S.A.		Import and commercialization of products	Uruguay	94.90	94.90
Vip S.A. Empreendimentos e Participações Imobiliárias		Commercialization of owned real state	Brazil	100.00	100.00
Establecimiento Levino Zaccardi y Cia. S.A.	(a)	Industrialization and commercialization of dairy products	Argentina	0.06	0.06
PSA Laboratório Veterinário Ltda.		Veterinary activities	Brazil	0.01	0.01
Sino dos Alpes Alimentos Ltda.	(a)	Industrialization and commercialization of products	Brazil	0.01	0.01

(a)	Dormant subsidiaries. The Company is evaluating the liquidation of these subsidiaries.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-10

On July 8, 2020, Sadia Overseas Ltd. was liquidated.

(b)	On April 21, 2020, Badi Ltd. acquired the non-controlling portion of Al-Wafi Al-Takamol International for Foods Products by the amount equivalent to R$100,390 (USD 19,000).
(c)	On June 10, 2020, BRF Hungary LLC was dissolved.
(d)	On June 24, 2020, BRF Foods GmbH sold all shares held of FFM Further Processing Sdn. Bhd to FFM Berhad for the amount equivalent to R$38,546 (USD7,350). The amount paid is presented in the Investing Activities on the Statement of Cash Flows.

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a Share Purchase Agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock owned by non-controlling shareholders in Al Wafi Al Takamul International Company for Food Products Limited (“Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (USD19,000 thousand), at which point Wafi became a wholly-owned subsidiary of Badi Limited. The amount paid is presented in the Financing Activities on the Statement of Cash Flows and the difference between the amount paid and the book value of the participation in the subsidiary was recorded in Capital Reserves, in the amount of R$50,945.

On May 07, 2020, the Company executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction considered an enterprise value equivalent to R$43,808 (USD8,000). The closing of this transaction is subject to the satisfaction of conditions precedent applicable to transactions of this nature, including the approval by regulatory authorities.

Except for the associates PP-BIO and PR-SAD in which the Company records the investments by the equity method, all other entities shown in the table above were consolidated.

1.2.	Investigations involving BRF

The Company has been subject to two external investigations, denominated “Carne Fraca Operation” in 2017 and “Trapaça Operation” in 2018, as detailed below. The Company’s Audit and Integrity Committee conducted independent investigations, along with the Independent Investigation Committee, composed of external members and with external legal advisors in Brazil and abroad with respect to the allegations involving BRF employees and former employees in the scope of the aforementioned operations and other ongoing investigations.

For the six-month period ended on June 30, 2020, the main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$24,072 (R$42,320 in the same period of the previous year), and for three-month period ended on June 30, 2020 the referred impacts amounted R$11,771 (R$31,207 in the same period of the previous year) mostly related to expenditures with lawyers, legal advisors and consultants.

In addition to the impacts already registered, there are uncertainties about the outcome of these operations which may result in penalties, fines and normative sanctions, right restrictions and other forms of liabilities, for which the Company is not able to make a reliable estimate of the potential losses.

The outcomes may result in payments of substantial amounts, which may cause a material adverse effect on the Company’s financial position, results and cash flows in the future.

1.2.1.	Carne Fraca Operation

On March 17, 2017, BRF became aware of a decision issued by a judge of the 14th Federal Court of Curitiba - Paraná, authorizing the search and seizure of information and documents, and the detention of certain individuals in the context of the Carne Fraca Operation. Two BRF employees were detained and subsequently released, as well as three others were identified for questioning.

In April 2017, the Brazilian Federal Police and the Brazilian federal prosecutors filed charges against BRF employees, which were accepted by the judge responsible for the process, and its main allegations in this phase involved misconduct related to improper offers and/or promises to government inspectors.

On June 04, 2018, the Company was informed about the establishment of a responsibility administrative process (“PAR”) by the Office of the Comptroller General (“CGU”), under the Law Nº 12,846/2013 (“Anti-corruption Law”), which aims to verify eventual administrative responsibilities related to the facts object of the criminal lawsuit Nº 5016879-04.2017.4.04.7000, (“Criminal Lawsuit”) in progress under the 14th Federal Court of the subsection of Curitiba/PR, as a consequence of the Carne Fraca Operation.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-11

BRF has informed certain regulators and governmental entities, including the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) about the Carne Fraca Operation and is cooperating with such authorities, which are conducting their own investigations.

On September 28, 2018, the sentence of the Criminal Lawsuit in first instance was published, discharging one of the BRF employees and convicting a former employee for six months of detention with the possibility of substitution for a right-restricting penalty. The Brazilian federal prosecutors presented appeal to the first instance decision. Since then, the appeal is being analyzed by the Federal Regional Court of the 4th region.

1.2.2.	Trapaça Operation

On March 5, 2018, the Company learned of a decision issued by a judge of the 1st Federal Court of Ponta Grossa/PR, authorizing the search and seizure of information and documents due to allegations involving misconduct relating to quality violations, improper use of feed components and falsification of tests at certain BRF manufacturing plants and accredited labs. Such operation was denominated as Trapaça Operation. On March 5, 2018, BRF received notice from the Ministry of Agriculture, Livestock and Food Supply (“MAPA”) immediately suspending exports from its Rio Verde/GO, Carambeí/PR and Mineiros/GO plants to 12 countries that require specific sanitary requirements for the control of the bacteria group Salmonella spp and Salmonella pullorum.

On May 14, 2018, the Company received the formal notice that twelve plants located in Brazil were removed from the list that permits imports of animal origin products by the European Union’s countries. The measure came into force as of May 16, 2018 and affects only the plants located in Brazil and which have export licenses to the European Union, not affecting the supply to other markets or other BRF plants located outside Brazil and that export to the European market.

On October 15, 2018, the Federal Police Department submitted to the 1st Federal Criminal Court of the Judicial Branch of Ponta Grossa – PR the final report of its investigation in connection to the Trapaça Operation. The police inquiry indicted 43 people, including former key executives of the Company.

On December 04, 2019, the Public Prosecution filed charges against eleven people related to allegations about Premix (compound of vitamins, minerals, and amino acids for the inclusion of micro ingredients in the feed for the ideal nutrition of the animals) as outcome of the Trapaça Operation. No administration member, director or executive in current management position has been identified.

BRF informed certain regulators and government entities, including SEC and DOJ about the Trapaça Operation and has been cooperating with such authorities, which are conducting their own investigations.

1.2.3.	Governance enhancement

The Company is cooperating with the investigations and collaborates to the clarification of the facts. The Company has been taking actions to strengthen the compliance with its policies, procedures and internal controls. In this sense, the Company has decided to move away, independently of the results of the investigations, all employees mentioned in the Federal Police’s final report of the Trapaça Operation until all facts are clarified.

The Company believes that its efforts strengthens and consolidates its governance to ensure the highest levels of safety standards, integrity and quality.

Among the actions implemented, are: (i) strengthening in the risk management, specially compliance, (ii) continuous strengthening of the Compliance, Internal Audit and Internal Controls departments, (iii) review and issuance of new policies and procedures specifically related to applicable anticorruption laws, (iv) review and enhancement of the procedures for reputational verification of business partners, (v) review and enhancement of the processes of internal investigation, (vi) expansion of the independent reporting channel, (vii) review of transactional controls, and (viii) review and issuance of new consequence policy for misconduct.

1.3.	U.S. Class Action

On March 12, 2018, a shareholder class action lawsuit was filed against the Company, some of its former managers and one current officer before the United States Federal District Court in the city of New York, on behalf of holders of American Depositary Receipts (“ADR”) between April 4, 2013 and March 5, 2018. The suit alleged violations of the federal securities laws of the United States related to allegations concerning, among other matters, Carne Fraca Operation and Trapaça Operation. On July 2, 2018, that Court appointed the City of Birmingham Retirement and Relief System lead plaintiff in the action. On October 25, 2019, the Court granted lead plaintiff leave to file a Fourth Amended Complaint, which was filed on November 8, 2019. On December 13, 2019, the served defendants filed a motion to dismiss. On January 21, 2020, the Lead Plaintiff filed its opposition motion and, on February 11, 2020, the defendants filed a response.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-12

On March 27, 2020, the parties reached an agreement to settle this class action by payment of an amount equivalent to R$204,436 (USD40,000), to resolve all pending and prospective claims by individuals or entities who purchased or otherwise acquired BRF’s ADRs between April 4, 2013 and March 5, 2018. On May 27, 2020, the amount was transferred to an escrow account in the name of the lawyers of the Lead Plaintiff. The settlement is subject to court ratification and execution of final settlement documentation.

The agreement does not constitute any admission of liability or wrongdoing by BRF or its executives and expressly provides that BRF denies any misconduct or that any plaintiff has suffered any damages or was harmed by any conduct alleged in this action.

The provision for the aforementioned amount was recognized in other operating expenses (note 27) in the first quarter of 2020.

1.4.	Coronavirus (COVID-19)

On January 31, 2020 the World Health Organization announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which in addition to the potential impact, increased the uncertainty level for the economic agents and may cause effects in the amounts recognized in the financial statements.

BRF continues to operate its industrial complexes, distribution centers, logistics, supply chain and administrative offices, even if temporarily and partially under remote work regime in some of the corporate offices. Therefore, until the date of approval of the interim financial information, there has been no relevant change in its production plan, operation and/or commercialization. Additionally, management has developed and implemented contingency plans to maintain the operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the public health area and consultants.

Due to the pandemic, the Company has incurred in losses and additional expenditures, mainly related to idleness, personnel, prevention, control and donations, as shown below:

	April to June 2020	January to June 2020
Cost of sales	(173,674)	(174,288)
Selling expenses	(18,575)	(46,317)
General and administrative expenses	(25,893)	(26,066)
	(218,142)	(246,671)

Aiming to preventively strengthen its liquidity level, the Company contracted credit facilities with financial institutions in Brazil in the aggregate amount of, approximately, R$2,430,000 and average term of one year, without any financial covenant clause. During July and August of 2020, the Company prepaid part of the referred credit facilities in the aggregated notional and interest amount of R$964,484 (note 33.3).

The management also understands that the projections of results and cashflows used for the impairment test of the cash generating units are still substantially adequate and there are no indications of possible impairment. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will keep monitoring the situation and evaluating the impacts on assumptions and estimates used in preparing our financial reporting.

1.5.	Seasonality

During the months of November and December of each year, the Company is impacted by seasonality in the Brazil operating segment due to Christmas and New Year’s Celebrations. The products that are relevant contributors are: turkey, Chester®, ham and pork cuts (hind leg/pork loin).

In the International operating segment, seasonality is due to Ramadan, which is the holy month of the Muslim calendar. The beginning of Ramadan depends on the beginning of the moon cycle and in 2020 occurred between April 24, 2020 and May 23, 2020.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-13

Consequently to the pandemic, the behavior of the Company’s seasonality has circumstantially changed, due to the decreased movement of people, redirection of channels and changes in the consumption habits.

2.	BASIS OF PREPARATION AND PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The condensed consolidated interim financial information was prepared in accordance with the IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board – IASB, as filed with the Securities and Exchange Commission of Brazil (Comissão de Valores Mobiliários, or “CVM”).

The condensed consolidated interim financial information is expressed in thousands of Brazilian Reais (“R$”) and the disclosures of amounts in other currencies, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of the interim financial information requires Management to make judgments, use estimates and adopt assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, as well as the disclosures of contingent liabilities. The uncertainty inherent to these judgments, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

Any judgments, estimates and assumptions are reviewed at each reporting period.

The interim financial information was prepared based on the recoverable historical cost, except for the following material items recognized in the statements of financial position:

(i)       derivative financial instruments and non-derivative financial instruments measured at fair value;

(ii)       share-based payments and employee benefits measured at fair value;

(iii)       biological assets measured at fair value; and

(iv)       assets held for sale in the cases the fair value is lower than historical cost.

The Company prepared financial statements under the going concern assumption and disclosed all relevant information in its explanatory notes, in order to clarify and complement the accounting basis adopted.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial information aims to provide updated information based on the last annual financial statements disclosed. Therefore, the quarterly financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The interim financial information was prepared based on the accounting policies and estimates calculation methodologies adopted in the preparation of the annual financial statements for the year ended December 31, 2019 (note 3), except for the income tax expense, which was calculated according to IAS 34 by applying the estimated annual effective tax rate to the pre-tax profit or loss for the interim period.

There were no changes on such policies and estimates calculation methodologies. As allowed by IAS 34, Management decided not to disclose again the details of the accounting policies adopted by the Company. Hence, the interim financial information should be read along with the annual financial statements for the year ended December 31, 2019, in order to allow the users to further understand the Company’s financial conditions and liquidity, as well as its capacity to generate profits and cash flows.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-14

4.	CASH AND CASH EQUIVALENTS

	Average rate (p.a.)
		06.30.20	12.31.19
Cash and bank accounts
U.S. Dollar	-	1,986,273	1,356,128
Brazilian Reais	-	55,886	167,051
Euro	-	61,634	71,626
Other currencies	-	1,254,978	694,982
		3,358,771	2,289,787
Cash equivalents
In Brazilian Reais
Investment funds	0.27%	3,924	3,507
Bank deposit certificates	2.97%	4,104,358	879,758
		4,108,282	883,265
In U.S. Dollar
Term deposit	0.90%	45,332	270,714
Overnight	0.07%	2,132,116	689,874
Other currencies
Term deposit	-	26,774	104,145
		2,204,222	1,064,733
		9,671,275	4,237,785

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-15

5.	MARKETABLE SECURITIES

			Average interest rate (p.a.)
	WAM (1)	Currency		06.30.20	12.31.19
Fair value through other comprehensive income
Credit linked note	2.90	USD	3.85%	25,899	19,285
Stocks	-	R$ and HKD	-	42,307	26,678
				68,206	45,963
Fair value through profit and loss
Financial treasury bills	3.89	R$	2.15%	309,460	396,994
Investment funds - FIDC BRF	3.46	R$	-	14,728	14,891
Investment funds	0.09	ARS	-	1,824	1,903
				326,012	413,788
Amortized cost
Sovereign bonds and others (2)	2.83	AOA	3.82%	358,421	265,783
				752,639	725,534

Current				337,183	418,182
Non-current (3)				415,456	307,352

(1)	Weighted average maturity in years.
(2)	It’s comprised of private securities and sovereign securities of the Angola Government and are presented net of expected losses in the amount of R$2,062 (R$1,983 on December 31, 2019).
(3)	Maturity until December of 2023.

Additionally, as of June 30, 2020, the amount of R$88,098 (R$100,435 on December 31, 2019) was pledged as guarantee, with no use restrictions, for USD denominated future contracts, traded on B3.

6.	TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

	06.30.20	12.31.19
Trade accounts receivable
Domestic customers	676,209	1,336,762
Foreign customers	2,773,937	2,215,050
	3,450,146	3,551,812
( - ) Adjustment to present value	(6,522)	(10,121)
( - ) Expected credit losses	(647,057)	(503,848)
	2,796,567	3,037,843
Current	2,790,113	3,031,046
Non-current	6,454	6,797

Other receivables	144,192	153,799
( - ) Adjustment to present value	(1,390)	(1,936)
( - ) Expected credit losses	(27,498)	(27,986)
	115,304	123,877
Current	58,521	59,645
Non-current (1)	56,783	64,232

(1)	Weighted average maturity of 2.50 years.

The Company performs credit assignments with no right of return to the BRF Clients’ Credit Rights Investment Fund (“FIDC BRF“), whose sole purpose is to acquire credit rights arising from commercial transactions carried out between the Company and its clients in Brazil. On June 30, 2020, FIDC BRF had an outstanding balance of R$650,761 (R$730,251 on December 31, 2019) related to such credit rights, which are no longer recorded in the Company’s statement of financial position.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-16

On June 30, 2020, other receivables are mainly represented by receivables from the sale of farms and various properties, with a balance of R$94,575 (R$109,419 on December 31, 2019).

The movements of the expected credit losses are presented below:

	06.30.20	12.31.19
Beginning balance	(503,848)	(508,848)
Provision	(11,790)	(23,899)
Write-offs	3,954	44,039
Exchange rate variation	(135,373)	(15,140)
Ending balance	(647,057)	(503,848)

The aging of trade accounts receivable is as follows:

	06.30.20	12.31.19
Not overdue	2,541,307	2,820,308
Overdue
01 to 60 days	234,327	143,303
61 to 90 days	23,589	19,409
91 to 120 days	16,261	3,723
121 to 180 days	9,200	3,934
181 to 360 days	12,772	20,748
More than 360 days	612,690	540,387
( - ) Adjustment to present value	(6,522)	(10,121)
( - ) Expected credit losses	(647,057)	(503,848)
	2,796,567	3,037,843

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-17

7.	INVENTORIES

	06.30.20	12.31.19
Finished goods	3,074,295	2,257,119
Work in progress	171,668	149,470
Raw materials	954,796	803,520
Packaging materials	89,149	60,715
Secondary materials	476,762	375,744
Supplies	229,609	205,399
Imports in transit	105,470	61,021
Other	51,791	19,266
(-) Adjustment to present value	(50,322)	(44,338)
	5,103,218	3,887,916

The additions and reversals in the write-down of inventories to the net realizable value of inventories, which were recorded against the Cost of Sales, are presented in the table below:

	Realizable value through sale		Impaired inventories		Obsolete inventories		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Beginning balance	(10,712)	(65,490)	(42,526)	(60,586)	(14,919)	(12,029)	(68,157)	(138,105)
Additions	(46,146)	(81,988)	(40,638)	(153,881)	(5,284)	(9,529)	(92,068)	(245,398)
Reversals	28,888	95,881	-	-	-	-	28,888	95,881
Write-offs	-	41,156	57,640	171,637	4,413	6,360	62,053	219,153
Exchange rate variation	215	(271)	(219)	304	(328)	279	(332)	312
Ending balance	(27,755)	(10,712)	(25,743)	(42,526)	(16,118)	(14,919)	(69,616)	(68,157)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-18

8.	BIOLOGICAL ASSETS

The live animals are represented by poultry and pork and segregated into consumables and animals for production. The rollforward of the biological assets are presented below:

	Current						Non-current
	Live animals						Live animals
	Poultry		Pork		Total		Poultry		Pork		Forests		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Beginning balance	615,685	582,853	987,354	930,280	1,603,039	1,513,133	414,668	381,236	337,804	317,185	328,553	362,893	1,081,025	1,061,314
Additions/Transfer	4,375,532	3,456,921	3,214,326	3,545,494	7,589,858	7,002,415	40,967	94,055	164,462	272,677	19,760	56,134	225,189	422,866
Changes in fair value (1)	965,848	1,564,807	225,466	209,084	1,191,314	1,773,891	15,187	(6,516)	(83,491)	(174,903)	-	(28,119)	(68,304)	(209,538)
Harvest	-	-	-	-	-	-	-	-	-	-	(31,368)	(48,890)	(31,368)	(48,890)
Write-off	-	-	-	-	-	-	-	-	-	-	(37)	(11,810)	(37)	(11,810)
Transfer between current and non-current	29,002	49,250	44,059	77,155	73,061	126,405	(29,002)	(49,250)	(44,059)	(77,155)	-	-	(73,061)	(126,405)
Transfer between held for sale	-	-	-	-	-	-	-	-	-	-	109	(1,655)	109	(1,655)
Transfer to inventories	(5,261,831)	(5,033,965)	(3,323,771)	(3,774,659)	(8,585,602)	(8,808,624)	-	-	-	-	-	-	-	-
Exchange variation	11,255	(4,181)	-	-	11,255	(4,181)	12,447	(4,857)	-	-	-	-	12,447	(4,857)
Ending balance	735,491	615,685	1,147,434	987,354	1,882,925	1,603,039	454,267	414,668	374,716	337,804	317,017	328,553	1,146,000	1,081,025

(1)	The change in the fair value of biological assets includes depreciation of breeders and depletion of forests in the amount of R$420,747 (R$798,239 on December 31, 2019).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-19

The estimated balances and quantities of live animal are set forth below:

	06.30.20		12.31.19
	Quantity (thousand of heads)	Value	Quantity (thousand of heads)	Value
Consumable biological assets
Immature poultry	187,799	735,491	189,602	615,685
Immature pork	4,200	1,147,434	4,098	987,354
Total current	191,999	1,882,925	193,700	1,603,039

Production biological assets
Immature poultry	6,663	160,006	7,042	160,415
Mature poultry	11,552	294,261	11,554	254,253
Immature pork	90	86,346	211	77,027
Mature pork	455	288,370	455	260,777
Total non-current	18,760	828,983	19,262	752,472
	210,759	2,711,908	212,962	2,355,511

As of June 30, 2020, the Company has forests pledged as collateral for financing and tax/civil contingencies in the amount of R$84,245 (R$62,408 at December 31, 2019).

9.	RECOVERABLE TAXES

	06.30.20	12.31.19
Recoverable taxes
ICMS ("State VAT")	1,710,718	1,635,664
PIS and COFINS ("Federal Taxes to Social Fund Programs")	3,158,382	2,990,313
IPI ("Federal VAT")	869,245	848,865
INSS ("Brazilian Social Security")	257,031	255,967
Other	43,632	80,144
(-) Impairment on recoverable taxes	(179,544)	(167,674)
	5,859,464	5,643,279
Current	609,955	473,732
Non-current	5,249,509	5,169,547

Recoverable income tax and social contribution
Income and social contribution tax ("IR/CS")	200,007	430,778
(-) Impairment on recoverable taxes	(9,029)	(9,029)
	190,978	421,749
Current	93,781	152,486
Non-current	97,197	269,263

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-20

The rollforward of the impairment on recoverable taxes are set forth below:

	ICMS		PIS and COFINS		IR/CS		IPI		Other		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Beginning balance	(141,193)	(140,970)	(16,922)	(17,418)	(9,029)	(9,029)	(3,818)	(13,562)	(5,741)	(3,975)	(176,703)	(184,954)
Additions	(25,724)	(45,079)	-	(496)	-	-	(263)	-	-	(1,780)	(25,987)	(47,355)
Write-offs	5,654	44,856	2,694	992	-	-	2,097	9,744	3,677	2	14,122	55,594
Exchange rate variation	-	-	-	-	-	-	-	-	(5)	12	(5)	12
Ending balance	(161,263)	(141,193)	(14,228)	(16,922)	(9,029)	(9,029)	(1,984)	(3,818)	(2,069)	(5,741)	(188,573)	(176,703)

10.	INCOME AND SOCIAL CONTRIBUTION TAX
10.1.	Deferred income and social contribution taxes

	06.30.20	12.31.19
Assets
Tax loss carryforwards (corporate income tax)	1,828,398	1,785,027
Negative calculation basis (social contribution tax)	678,953	682,175

Temporary differences - Assets
Provisions for tax, civil and labor risks	493,962	477,538
Suspended collection taxes	13,409	31,069
Expected credit losses	179,231	135,374
Impairment on tax credits	66,771	60,771
Provision for other obligations	83,578	93,619
Employees' profit sharing	49,551	66,166
Write-down to net realizable value of inventories	15,003	18,718
Employees' benefits plan	212,068	202,228
Difference on tax x accounting basis for leases	58,950	37,492
Unrealized losses on fair value measurement	193,200	-
Adjustment to estimated annual effective tax rate - IAS 34	275,051	-
Other temporary differences	33,246	66,458
	4,181,371	3,656,635

Temporary differences - Liabilities
Unrealized fair value gains	-	(11,998)
Difference on tax x accounting basis for goodwill amortization	(320,160)	(319,592)
Difference on tax x accounting basis for depreciation (useful life)	(829,223)	(802,844)
Business combination - Sadia (1)	(691,855)	(640,318)
Unrealized gains on derivatives	(171,167)	(43,428)
Other - exchange rate variation	(85,957)	(69,142)
Other temporary differences	(23,539)	(8,761)
	(2,121,901)	(1,896,083)
Total deferred tax	2,059,470	1,760,552

Total Assets	2,180,059	1,845,862
Total Liabilities	(120,589)	(85,310)
	2,059,470	1,760,552

(1)	The deferred tax asset on the Sadia business combination was recorded on the amortization difference between the accounting and tax goodwill calculated as of the purchase price allocation date. The deferred tax liability on the Sadia business combination is substantially represented by the allocation of goodwill to property, plant and equipment, brands and contingent liabilities.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-21

The roll-forward of deferred tax assets is set forth below:

	January to June 2020	January to December 2019

Beginning balance	1,760,552	1,453,878
Deferred income and social contribution recognized in the statement of income	(76,197)	220,586
Deferred income and social contribution recognized in other comprehensive income	374,855	60
Deferred income and social contribution related to discontinued operations	-	116,883
Other	260	(30,855)
Ending balance	2,059,470	1,760,552

10.2.	Estimated period of realization

Deferred tax assets arising from temporary differences will be realized as they are settled or realized. The period of settlement or realization of such differences is subject to externalities and is linked to several factors that are not under the control of Management.

In estimating the realization of deferred tax credits recorded on tax losses and negative social contribution basis, Management considers its budget and strategic plans, adjusted based on the estimates of the main tax additions and exclusions, which were approved by the Board of Directors, as recommended by the Company’s Fiscal Council. Based on this estimate, Management believes that it is probable that these deferred tax credits will be realized, as shown below:

2021	100,037
2022	159,307
2023	267,209
2024	291,568
2025 to 2027	945,298
2028 onwards	743,932
2,507,351

The deferred tax credits on tax losses and negative social contribution basis related to the parent company and its subsidiaries domiciled in Brazil do not expire.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-22

10.3.	Income and social contribution taxes reconciliation

	April to June 2020	January to June 2020	April to June 2019	January to June 2019

Income (loss) before income and social contribution taxes – continued operations	396,884	345,094	310,719	20,652
Nominal tax rate	34%	34%	34%	34%
Credit (expense) at nominal rate	(134,941)	(117,332)	(105,644)	(7,022)
Reconciling items
Income from associates and joint ventures	-	-	(12,635)	(16,691)
Difference of tax rates on results of foreign subsidiaries	435,282	998,676	35,600	106,590
Difference of funcional currency of foreign subsidiaries	283,238	1,053,917	(13,439)	(17,333)
Deferred tax assets not recognized (1)	(958,804)	(2,291,220)	26,427	(27,909)
Penalties	(2,117)	(6,181)	886	702
Investment grant	8,980	19,514	30,689	30,689
Estimated annual effective tax rate - IAS 34	279,691	275,051	(201,796)	(4,837)
Reversal (recognition) of provision with no deferred tax constituted	-	-	109,251	(21,139)
Other permanent differences	(1,084)	(8,622)	10,965	14,043
	(89,755)	(76,197)	(119,696)	57,093
Current income tax	(21,983)	(38,332)	(62,738)	(86,838)
Deferred income tax	(67,772)	(37,865)	(56,958)	143,931

(1)	Amount related to the non-recognition of deferred tax on tax losses and negative basis in the amount of R$6,738,883, due to limited capacity of realization (note 10.2).

The Company’s management determined that the total profits recorded by the holdings of its wholly owned subsidiaries abroad will not be redistributed. Such funds will be used for investments in the wholly owned subsidiaries.

Income tax returns in Brazil are subject to review by the tax authorities for a period of five years from the date of their delivery. The Company may be subject to additional collection of taxes, fines and interest as a result of these reviews. The results obtained by wholly owned subsidiaries abroad are subject to taxation in accordance with the tax laws of each country.

11.	JUDICIAL DEPOSITS

The rollforward of the judicial deposits is set forth below:

	Tax		Labor		Civil, commercial and other		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Beginning balance	244,977	288,377	301,808	351,648	28,965	29,073	575,750	669,098
Additions	-	79,702	63,168	176,406	4,414	4,373	67,582	260,481
Reversals	(10,747)	(9,440)	(22,308)	(36,461)	(61)	(382)	(33,116)	(46,283)
Write-offs	(907)	(123,371)	(55,866)	(198,821)	(357)	(4,825)	(57,130)	(327,017)
Interest	2,863	9,709	4,183	9,056	406	726	7,452	19,491
Exchange rate variation	-	-	11	(20)	-	-	11	(20)
Ending balance	236,186	244,977	290,996	301,808	33,367	28,965	560,549	575,750

12.	INVESTMENTS

The Company owns other investments in the amount of R$10,049 (R$7,676 as of December 31, 2019).

On June 30, 2020, these associates, affiliates and joint ventures do not have any restriction to amortize their loans or advances to the Company.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-23

13.	PROPERTY, PLANT AND EQUIPMENT, NET

The rollforward of property, plant and equipment is set forth below:

	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Transfers (1)	Exchange rate variation	06.30.20
Cost
Land		603,479	1,321	(6,514)	20,303	12,398	630,987
Buildings, facilities and improvements		10,148,798	133,333	(51,720)	76,936	202,541	10,509,888
Machinery and equipment		8,177,047	19,755	(54,369)	116,851	128,623	8,387,907
Furniture and fixtures		140,439	193	(640)	8,621	16,057	164,670
Vehicles		213,199	19,530	(51,994)	(1,360)	33,010	212,385
Construction in progress		348,907	264,438	-	(259,810)	2,359	355,894
Advances to suppliers		528	1,743	-	139	111	2,521
		19,632,397	440,313	(165,237)	(38,320)	395,099	20,264,252

Depreciation
Land (2)	22.31%	(5,086)	(3,107)	605	(1,799)	(727)	(10,114)
Buildings, facilities and improvements	9.06%	(3,263,801)	(336,046)	40,046	(10,968)	(49,301)	(3,620,070)
Machinery and equipment	6.60%	(3,950,250)	(247,080)	30,368	10,703	(47,715)	(4,203,974)
Furniture and fixtures	6.67%	(71,779)	(5,807)	496	(745)	(5,379)	(83,214)
Vehicles	27.34%	(64,592)	(36,153)	39,287	(2,823)	(17,002)	(81,283)
		(7,355,508)	(628,193)	110,802	(5,632)	(120,124)	(7,998,655)
		12,276,889	(187,880)	(54,435)	(43,952)	274,975	12,265,597

(1)	Refers to the transfer of R$39,532 for intangible assets, R$4,413 to held for sale and R$7 for biological assets.
(2)	Land depreciation refers to right-of-use assets. The amount of R$2,095 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-24

	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers (1)	Exchange rate variation	12.31.19
Cost
Land		536,878	23,453	1,986	(5,879)	50,980	(3,939)	603,479
Buildings, facilities and improvements		7,590,545	2,278,982	219,145	(149,866)	196,829	13,163	10,148,798
Machinery and equipment		8,272,920	1,182	45,682	(212,637)	83,812	(13,912)	8,177,047
Furniture and fixtures		159,902	-	2,834	(25,264)	3,515	(548)	140,439
Vehicles		17,402	94,065	119,520	(9,959)	(10,502)	2,673	213,199
Construction in progress		409,696	-	367,148	-	(427,737)	(200)	348,907
Advances to suppliers		13,425	-	898	(1,173)	(16,959)	4,337	528
		17,000,768	2,397,682	757,213	(404,778)	(120,062)	1,574	19,632,397

Depreciation
Land (2)	22.31%	-	-	(5,134)	27	-	21	(5,086)
Buildings, facilities and improvements	5.83%	(2,602,188)	-	(667,622)	26,616	(15,167)	(5,440)	(3,263,801)
Machinery and equipment	6.57%	(3,620,421)	-	(527,007)	183,168	18,481	(4,471)	(3,950,250)
Furniture and fixtures	6.67%	(71,062)	-	(10,908)	6,331	2,665	1,195	(71,779)
Vehicles	32.37%	(10,099)	-	(59,348)	1,718	3,579	(442)	(64,592)
		(6,303,770)	-	(1,270,019)	217,860	9,558	(9,137)	(7,355,508)
		10,696,998	2,397,682	(512,806)	(186,918)	(110,504)	(7,563)	12,276,889

(1)	Refers to the transfer of R$52,507 for intangible assets, R$34,466 to held for sale and R$23,531 for biological assets.
(2)	Land depreciation refers to right-of-use assets. The amount of R$4,285 of depreciation was recognized in the cost of formation of forests and will be realized in the result according to the depletion (note 18.1).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-25

The amount of capitalized borrowing costs during the six-month period ended on June 30, 2020 was of R$8,388 (R$10,543 in the same period of the previous year) and during the three-month period ended on June 30, 2020 was of R$4,330 (R$5,219 in the same period of the previous year).

The weighted average rate used to determine the amount of borrowing costs subject to capitalization was 6.09% p.a. (2.32% in the same period of the previous year).

The book value of the property, plant and equipment items that are pledged as collateral for transactions of different natures are set forth below:

	Type of collateral	06.30.20	12.31.19
Land	Financial/Tax	225,127	221,727
Buildings, facilities and improvements	Financial/Tax	1,487,465	1,499,808
Machinery and equipment	Financial/Labor/Tax/Civil	1,459,453	1,488,889
Furniture and fixtures	Financial/Tax	15,364	14,090
Vehicles	Financial/Tax	358	369
		3,187,767	3,224,883

14.	INTANGIBLE ASSETS

The intangible assets rollforward is set forth below:

	Weighted average amortization rate (p.a.)	12.31.19	Additions	Disposals	Transfers	Exchange rate variation	06.30.20
Cost
Goodwill		2,713,602	-	-	-	298,138	3,011,740
Trademarks		1,322,262	-	-	-	30,333	1,352,595
Non-compete agreement		99,229	-	(379)	-	9,485	108,335
Outgrowers relationship		14,604	-	-	-	-	14,604
Patents		6,305	-	(106)	-	6	6,205
Customer relationship		892,758	-	-	-	255,491	1,148,249
Software		523,615	74,453	(35,771)	71,744	10,437	644,478
Intangible in progress		12,151	57,380	-	(40,752)	208	28,987
		5,584,526	131,833	(36,256)	30,992	604,098	6,315,193

Amortization
Non-compete agreement	27.10%	(74,190)	(10,285)	379	-	(6,051)	(90,147)
Outgrowers relationship	13.09%	(12,744)	(593)	-	-	-	(13,337)
Patents	19.05%	(5,626)	(237)	106	-	(14)	(5,771)
Customer relationship	7.34%	(242,263)	(39,177)	-	-	(76,955)	(358,395)
Software	32.06%	(341,624)	(64,662)	35,771	8,540	(8,677)	(370,652)
		(676,447)	(114,954)	36,256	8,540	(91,697)	(838,302)
		4,908,079	16,879	-	39,532	512,401	5,476,891

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-26

	Weighted average amortization rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Transfers	Exchange rate variation	12.31.19
Cost
Goodwill for future profitability		2,694,967	-	-	-	-	18,635	2,713,602
Trademarks		1,336,162	-	-	-	-	(13,900)	1,322,262
Non-compete agreement		90,012	-	8,105	-	-	1,112	99,229
Outgrowers relationship		15,022	-	-	(418)	-	-	14,604
Patents		6,066	-	-	-	235	4	6,305
Customer relationship		896,039	-	-	-	-	(3,281)	892,758
Software		491,830	61	38,259	(95,275)	87,576	1,164	523,615
Intangible in progress		-	-	47,422	-	(35,294)	23	12,151
		5,530,098	61	93,786	(95,693)	52,517	3,757	5,584,526

Amortization
Non-compete agreement	33.67%	(45,802)	-	(27,811)	-	-	(577)	(74,190)
Outgrowers relationship	13.02%	(11,552)	-	(1,546)	354	-	-	(12,744)
Patents	19.05%	(5,149)	-	(470)	-	-	(7)	(5,626)
Customer relationship	7.31%	(172,450)	-	(67,137)	-	-	(2,676)	(242,263)
Software	23.18%	(275,747)	-	(141,925)	77,027	(10)	(969)	(341,624)
		(510,700)	-	(238,889)	77,381	(10)	(4,229)	(676,447)
		5,019,398	61	(145,103)	(18,312)	52,507	(472)	4,908,079

During the six-month period ended on June 30, 2020, Management did not identify any event that could indicate an impairment of such assets.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-27

15.	LOANS AND BORROWINGS

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.19	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	06.30.20
Local currency

Working capital	Fixed / CDI	3.74% (6.07% on 12.31.19)	0.9	3,312,639	800,000	(930,218)	(96,045)	101,284	-	3,187,660

Certificate of agribusiness receivables (2)	CDI / IPCA	5.03% (6.73% on 12.31.19)	2.0	1,597,447	-	-	(23,819)	42,575	-	1,616,203

Development bank credit lines	Fixed / Selic / TJLP	(5.09% on 12.31.19)	-	45,516	-	(45,470)	(427)	381	-	-

Debentures	CDI / IPCA	5.63% (7.40% on 12.31.19)	5.5	755,760	-	-	(20,579)	21,835	-	757,016

Export credit facility (3)	Fixed / CDI / USD	4.58%	5.4	1,612,365	1,492,084	-	(45,408)	79,214	483,672	3,621,927

Special program asset restructuring	IGPM	(12.22% on 12.31.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-

Fiscal incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	34,532	-	(338)	367	-	40,281

				7,613,755	2,326,616	(1,263,309)	(191,758)	254,111	483,672	9,223,087

Foreign currency

Bonds	Fixed / USD / EUR	4.37% (4.36% on 12.31.19)	5.5	10,407,484	(275)	-	(326,755)	316,917	3,799,257	14,196,628

Export credit facility	Fixed / LIBOR / USD	4.13% (5.77% on 12.31.19)	2.7	407,275	-	(118,113)	(12,782)	10,328	127,616	414,324

Advances for foreign exchange rate contracts	Fixed / USD	3.88	0.8	-	529,211	-	-	4,262	17,865	551,338

Working capital	Fixed / TRY	10.19% (16.56% on 12.31.19)	1.4	191,765	502,233	(258,346)	(22,146)	23,294	41,374	478,174

				11,006,524	1,031,169	(376,459)	(361,683)	354,801	3,986,112	15,640,464
				18,620,279	3,357,785	(1,639,768)	(553,441)	608,912	4,469,784	24,863,551

Current				3,132,029						4,071,950
Non-current				15,488,250						20,791,601

(1)	Weighted average maturity in years.
(2)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.
(3)	The Export Credit Facility was issued in Reais simultaneously and in connection with a foreign exchange rate swap, resulting essentially in a net cash flow in U.S. Dollars. As the transactions are inseparable, both are recorded together under Loans and Borrowings by their amortized cost.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-28

	Charges (p.a.)	Weighted average interest rate (p.a.)	WAMT (1)	12.31.18	Borrowing	Amortization	Interest paid	Interest accrued	Exchange rate variation	12.31.19
Local currency

Working capital	Pre-fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639

Certificate of agribusiness receivables (2)	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Development bank credit lines	Pre-fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	(7,005)	11,053	-	45,516

Debentures	CDI / IPCA	7.90%	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760

Export credit facility	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	(31,700)	(108,845)	149,986	-	1,612,365

Special program asset restructuring	IGPM	12.22% (12.45% on 12.31.18)	0.2	273,426	-	-	(8,554)	19,436	-	284,308

Fiscal incentives	Pre-fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755

Foreign currency

Bonds	Pre-Fixed + e.r. USD and EUR	4.36% (4.07% on 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484

Export credit facility	LIBOR + e.r. USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275

Advances for foreign exchange rate contracts	Pre-Fixed + e.r. USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	(10,249)	12,831	17,945	-

Working capital	Pre-Fixed + e.r. TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765

				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279

Current				4,547,389						3,132,029
Non-current				17,618,055						15,488,250

(1)	Weighted average maturity in years.
(2)	The Certificate of Agribusiness Receivable (“CRA”) issued by the Company are backed by receivables of BRF S.A. from certain subsidiaries abroad.

As of December 31, 2019 and June 30, 2020, the Company did not have any financial covenant clauses related to its loans and borrowings.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-29

15.1.	Revolving Credit Facility

With the purpose of maintaining a prudential and sustainable short-term liquidity position, continuing with the strategy of extending its average debt maturity and reducing the cost of debt, on December 27, 2019, the Company retained from Banco do Brasil a revolving credit facility up to the limit of R$1,500,000 for a period of three years. The referenced credit facility can be withdrawn totally or partially, at the Company’s will, whenever necessary. As of June 30, 2020, the facility was available, but unused.

15.2.	Loans and borrowings maturity schedule

The maturity schedule of the loans and borrowings is as follows:

06.30.20
Current	4,071,950
Non-current	20,791,601
July to December 2021	1,959,689
2022	3,600,786
2023	3,157,739
2024	3,159,866
2025 onwards	8,913,521
24,863,551
15.3.	Guarantees

	06.30.20	12.31.19
Total of loans and financing	24,863,551	18,620,279
Mortgage guarantees	40,281	51,237
Related to FINEM-BNDES	-	45,516
Related to tax incentives and other	40,281	5,721

On June 30, 2020, the amount of bank guarantees contracted by the Company was of R$593,028 (R$666,335 as of December 31, 2019) which were offered mainly in litigations involving the Company’s use of tax credits. These guarantees have an average cost of 1.79% p.a. (1.77% p.a. as of December 31, 2019).

16.	TRADE ACCOUNTS PAYABLE

	06.30.20	12.31.19
Domestic suppliers
Third parties	5,472,974	4,930,424
	5,472,974	4,930,424

Foreign suppliers
Third parties	1,320,280	915,611
	1,320,280	915,611

(-) Adjustment to present value	(60,041)	(49,269)
	6,733,213	5,796,766

Current	6,725,495	5,784,419
Non-current	7,718	12,347

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-30

On the trade accounts payable balance as of June 30, 2020, R$1,675,566 (R$1,435,025 as of December 31, 2019) corresponds to supply chain finance transactions in which there were no changes in the payment terms and prices negotiated with the suppliers.

17.	SUPPLY CHAIN FINANCE

	06.30.20	12.31.19
Supply chain finance - Domestic suppliers	694,136	671,869
Supply chain finance - Foreign suppliers	300,609	182,126
	994,745	853,995
(-) Adjustment to present value	(12,508)	(11,958)
	982,237	842,037

The Company has agreements with several financial institutions that allow the suppliers to anticipate their receivables. The suppliers may choose whether to participate and if so, with which institution. The anticipation allows the suppliers to better manage their cash flow needs. This flexibility allows the Company to intensify its commercial relations with the network of suppliers by potentially leveraging benefits such as preference for supply in case of restricted supply, better price conditions and/or more flexible payment terms, among others, without changes in other commercial conditions. These operations are presented in the cash flow of operating activities.

On June 30, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the domestic market were set between 0.46% and 0.68% p.m. (0.38% to 0.67% p.m. on December 31, 2019).

On June 30, 2020, the discount rates applied to the supply chain finance transactions agreed between our suppliers and the financial institutions in the external market were set between 0.32% and 0.45% p.m. (0.32% to 0.46% p.m. on December 31, 2019).

18.	LEASES

The Company is lessee in several lease agreements for forest lands, offices, distribution centers, integrated producers, vehicles, among others. Some contracts have a renewal option for an additional period at the end of the agreement, established by contractual amendments. Automatic renewals or renewals for undetermined periods are not allowed.

The contract clauses mentioned, with respect to renewal, readjustment and purchase option, are contracted according to market practices. In addition, there are no clauses of contingent payments or restrictions on dividends distribution, payments of interest on shareholders’ equity or obtaining debt.

18.1.	Right-of-use assets

The right-of-use assets as set forth below are part of the balances of property, plant and equipment and intangible assets (notes 13 and 14).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-31

	Weighted average depreciation rate (p.a.)	12.31.19	Additions	Disposals	Exchange rate variation	Transfers	06.30.20
Cost
Land		22,790	1,167	(751)	617	20,751	44,574
Buildings		2,615,883	133,093	(22,443)	61,134	(2,487)	2,785,180
Machinery and equipment		115,173	1,073	(7,729)	213	-	108,730
Vehicles		207,443	19,501	(51,975)	31,480	-	206,449
Software		55,705	72,766	(35,625)	-	(18,264)	74,582
		3,016,994	227,600	(118,523)	93,444	-	3,219,515

Depreciation
Land	16.54%	(5,086)	(3,107)	605	(727)	(1,799)	(10,114)
Buildings	28.61%	(512,836)	(223,884)	21,780	(21,910)	(6,765)	(743,615)
Machinery and equipment	40.99%	(96,958)	(13,727)	7,056	(114)	-	(103,743)
Vehicles	28.77%	(57,357)	(35,725)	39,271	(15,594)	-	(69,405)
Software	45.21%	(44,815)	(16,577)	35,624	-	8,564	(17,204)
		(717,052)	(293,020)	104,336	(38,345)	-	(944,081)
		2,299,942	(65,420)	(14,187)	55,099	-	2,275,434

	Weighted average depreciation rate (p.a.)	12.31.18	Initial adoption IFRS 16	Additions	Disposals	Exchange rate variation	Transfers	12.31.19
Cost
Land		-	23,453	-	(421)	(42)	(200)	22,790
Buildings		214,171	2,278,982	216,514	(119,540)	4,650	21,106	2,615,883
Machinery and equipment		129,589	1,182	4,110	(13,321)	28	(6,415)	115,173
Facilities		14,492	-	-	-	-	(14,492)	-
Vehicles		-	94,065	119,422	(8,751)	2,707	-	207,443
Software		68,424	61	(6,998)	(50,160)	-	44,378	55,705
		426,676	2,397,743	333,048	(192,193)	7,343	44,377	3,016,994

Depreciation
Land	22.31%	-	-	(5,134)	27	21	-	(5,086)
Buildings	17.79%	(74,527)	-	(429,600)	1,948	(644)	(10,013)	(512,836)
Machinery and equipment	36.32%	(75,422)	-	(39,361)	9,545	(8)	8,288	(96,958)
Facilities	-	(1,725)	-	-	-	-	1,725	-
Vehicles	34.32%	-	-	(58,325)	1,502	(534)	-	(57,357)
Software	67.81%	(57,486)	-	(37,489)	50,160	-	-	(44,815)
		(209,160)	-	(569,909)	63,182	(1,165)	-	(717,052)
		217,516	2,397,743	(236,861)	(129,011)	6,178	44,377	2,299,942

18.2.	Lease liabilities

	WAM (1)	12.31.19	Additions	Payments	Interest paid	Interest accrued	Disposals	Transfers	Exchange rate variation	06.30.20
Land	5.0	20,355	1,250	(3,861)	(2,458)	2,458	(210)	17,501	(42)	34,993
Buildings	4.5	2,227,026	141,525	(201,487)	(47,890)	84,939	(693)	(17,501)	40,905	2,226,824
Machinery and equipment	1.1	25,687	1,073	(16,267)	(6,704)	6,704	(747)	-	102	9,848
Vehicles	1.7	156,975	19,501	(31,238)	(7,318)	7,318	(13,388)	-	16,624	148,474
Software	2.0	1,137	72,766	(15,411)	(2,237)	2,237	-	-	-	58,492
		2,431,180	236,115	(268,264)	(66,607)	103,656	(15,038)	-	57,589	2,478,631

Current		376,628								317,435
Non-current		2,054,552								2,161,196

	WAMT (1)	12.31.18	Initial adoption IFRS 16	Additions	Payments	Interest paid	Interest accrued	Disposals	Exchange rate variation	12.31.19

Land	5.5	-	17,166	6,287	(4,505)	(762)	2,909	(421)	(319)	20,355

Buildings	4.3	167,012	2,278,982	216,514	(410,466)	(85,940)	167,165	(111,134)	4,369	2,226,502

Machinery and equipment	1.3	66,534	1,182	4,110	(42,216)	(17,756)	17,757	(3,898)	(26)	25,687

Vehicles	2.0	-	94,065	119,422	(51,263)	(11,359)	11,359	(7,438)	2,189	156,975

Software	1.3	8,263	61	37,379	(44,567)	(85)	86	-	-	1,137

		241,809	2,391,456	383,712	(553,017)	(115,902)	199,276	(122,891)	6,213	2,430,656

Current		75,293								376,209
Non-current		166,516								2,054,447

(1)	Weighted average maturity in years.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-32

18.3.	Lease liabilities maturity schedule

The minimum future payments required for these finance leases are segregated as follows, and were recorded in current and non-current liabilities:

06.30.20
Current	317,435
Non-current	2,161,196
July to December 2021	714,004
2022	368,428
2023	284,173
2024	217,127
2025 onwards	577,464
2,478,631

18.4.	Incremental borrowing rate

The Company uses nominal incremental borrowing rates to measure its lease liabilities. The nominal and real interest rates are presented below.

	06.30.20		12.31.19
Contract Terms	Nominal rate% p.a.	Actual rate% p.a.	Nominal rate% p.a.	Actual rate% p.a.

1 year	5.69%	1.05%	8.46%	4.97%
2 years	6.64%	2.38%	9.49%	5.37%
3 years	6.81%	2.60%	10.60%	6.28%
4 years	-	-	11.43%	7.01%
5 years	-	-	11.84%	7.28%
6 years	-	-	12.13%	7.48%
8 years	-	-	12.43%	7.67%
9 years	-	-	12.51%	7.78%
10 years	-	-	12.61%	7.84%
11 years	-	-	12.68%	7.86%
13 years	-	-	12.81%	7.93%
14 years	-	-	12.86%	7.96%
15 years	-	-	12.90%	7.97%
18 years	-	-	13.01%	8.03%
20 years	13.26%	9.00%	13.12%	8.12%

The rates presented above as of June 30, 2020 refer to the incremental borrowing rates used in contracts recognized in the first six months of 2020 and the rates as of December 31, 2019 refer to the rates used in contracts recognized in 2019.

18.5.	Amounts recognized in the statement of income

Below are the amounts directly recognized in the statement of income related to items exempt of recognition: low-value assets, short-term leases and leases with variable payments.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-33

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Variable payments not included in the lease liabilities	79,202	161,730	46,004	94,897
Expenses related to short-term assets	42,045	84,249	43,187	95,180
Expenses related to low-value assets	1,406	1,707	2,554	3,034
	122,653	247,686	91,745	193,111
18.6.	Sale-and-leaseback transactions

During the six-month period ended on June 30, 2020 three sale-and-leaseback transactions of grain warehouses were concluded. These warehouses are located in: (i) Campo Erê – Santa Catarina, (ii) Pato Branco, and (iii) Medianeira, both in the state of Paraná; which were analyzed according to the IFRS 16 premises and the right-of-use assets were recognized, as well as the lease liabilities of each contract. These transactions contained in the addition movements of the Buildings class.

19.	SHARE-BASED PAYMENT

The rules for the stock options and restricted shares plans granted to executives were disclosed in the financial statements for the year ended on December 31, 2019 (note 20). On April 27, 2020, the general shareholder’s meeting approved changes to the plans, increasing the limit of grants from 0.5% to 2.5% of the common, registered, book-entry shares with no par value, representative of the Company’s total capital stock.

The breakdown of the outstanding granted stock options is set forth as follows:

Date			Quantity		Grant (1)	Strike price (1)
Grant date	Beggining of exercise	End of the exercise	Options granted	Outstanding options	Fair value of the option	Granting date	Updated IPCA

04.26.16	04.30.17	04.30.21	8,724,733	1,325,000	9.21	56.00	66.73
05.31.16	05.31.17	05.31.21	3,351,220	1,156,990	10.97	46.68	55.20
			12,075,953	2,481,990

(1)	Amounts expressed in Brazilian Reais.

The breakdown of the outstanding granted restricted shares is set forth as follows:

Date		Quantity		Grant (1)
Grant	Vesting date	Shares granted	Outstanding shares	Fair value of the shares

10.01.18	10.01.21	2,311,394	1,293,330	21.44
07.01.19	07.01.22	1,815,649	1,306,455	30.61
09.16.19	10.01.22	68,605	68,605	30.61
04.01.20	04.01.22	359,293	359,293	18.40
06.01.20	06.01.23	3,571,736	3,571,736	21.28
		8,126,677	6,599,419

(1)	Amounts expressed in Brazilian Reais.

The rollforward of the granted options and shares for the six-month period ended on June 30, 2020, is presented as follows:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-34

Outstanding options/shares as of December 31, 2019	4,722,734
Granted
Restricted shares - June 2020	1,315,566
Restricted shares - April 2020	359,293
Exercised / Delivered:
Restricted Shares – grant of June, 2019	(140,945)
Restricted Shares – grant of June, 2018	(97,875)
Forfeiture:
Restricted shares - Grant of 2019	(83,824)
Restricted shares - Grant of 2018	(95,128)
Stock options - Grant of 2016	(11,510)
Outstanding options/shares as of June 30, 2020	5,968,311

The weighted average exercise price of the outstanding options conditioned to services is R$60.98 (sixty Brazilian Reais and ninety-eight cents) (R$60.96 as of December 31, 2019), and the weighted average remaining vesting term is 11 months (17 months as of December 31, 2019).

The Company has registered as capital reserve, under shareholders’ equity, the fair value of share-based compensation plans in the amount of R$260,825 (R$255,445 as of December 31, 2019). In the statement of income for the six-month period ended on June 30, 2020 the amount recognized as expense was R$5,380 (R$11,691 in the same period of the previous year), and during the three-month period ended on June 30, 2020 the amount recognized as expense was R$1,209 (R$1,351 in the same period of the previous year).

20.	EMPLOYEES BENEFITS PLANS

The Company offers pension and other post-employment plans to the employees. The characteristics of such benefits were disclosed in the annual financial statements for the year ended on December 31, 2019 (note 21) and have not been changed during the following periods. The actuarial liabilities are presented below:

	Liabilities
	06.30.20	12.31.19
Medical assistance	194,067	187,274
F.G.T.S. Penalty (1)	260,840	247,485
Award for length of service	109,292	103,284
Other	187,786	151,431
	751,985	689,474
Current	97,688	95,919
Non-current	654,297	593,555

(1)	FGTS – Government Severance Indemnity Fund for Employees

The Company estimated costs for the year of 2020 according to an appraisal report prepared in 2019 by an actuarial expert and recorded in the statement of income for the six-month period ended on June 30, 2020 against other comprehensive income a gain of R$12,964 (R$4,956 in the same period of the previous year) and for the three-month period ended on June 30, 2020 a gain of R$6,623 (R$4,373 in the same period of the previous year).

21.	PROVISION FOR TAX, CIVIL, LABOR AND OTHER RISKS

The Company and its subsidiaries are involved in certain legal matters arising in the normal course of business, which include civil, tax, social security, labor, commercial and other processes.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-35

Company’s Management believes that, based on the elements existing at the base date of the interim financial information, the provision for tax, civil, labor, commercial and other risks, is sufficient to cover eventual losses with administrative and legal proceedings, as set forth below.

21.1.	Contingencies with probable losses

The rollforward of the provisions for tax, labor, civil, commercial and other risks classified as with probable loss, and contingent liabilities is presented below:

	Tax		Labor		Civil, commercial and other		Contingent liabilities (Business combination)		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Beginning balance	583,464	230,149	603,074	468,513	307,177	281,958	300,654	369,631	1,794,369	1,350,251
Additions	54,363	451,190	160,535	633,623	19,112	48,576	-	124	234,010	1,133,513
Reversals	(6,641)	(83,098)	(61,375)	(268,043)	(17,237)	(34,774)	(1,388)	(69,070)	(86,641)	(454,985)
Payments	(37,809)	(457,349)	(134,174)	(413,727)	(14,895)	(20,283)	-	-	(186,878)	(891,359)
Interest	30,115	442,622	43,707	182,749	19,465	32,058	-	-	93,287	657,429
Exchange rate variation	23	(50)	474	(41)	126	(358)	14	(31)	637	(480)
Ending balance	623,515	583,464	612,241	603,074	313,748	307,177	299,280	300,654	1,848,784	1,794,369
Current									1,139,238	1,084,308
Non-current									709,546	710,061

21.2.	Contingencies with possible losses

The Company is involved in contingencies for which losses have been assessed as possible by Management with support from legal advisors, and for which no provision has been recorded. On June 30, 2020, the total amount of contingencies classified as possible was R$14,304,807 (R$13,299,190 as of December 31, 2019), of which R$299,280 (R$300,654 as of December 31, 2019) were recorded at fair value as a result of the business combination with Sadia, presented in the table above.

22.	EQUITY
22.1.	Capital Stock

On June 30, 2020, the subscribed and paid capital of the Company was R$12,553,418, which is composed of 812,473,246 common book-entry shares with no par value. The value of the capital stock is net of the public offering expenses of R$92,947, made on July 22, 2009.

The Company is authorized to increase the capital stock, irrespective of amendment to the bylaws, up to the limit of 1,000,000,000 common book-entry shares with no par value.

22.1.1.	Breakdown of capital stock by nature

	06.30.20	12.31.19
Common shares	812,473,246	812,473,246
Treasury shares	(5,310,626)	(713,446)
Outstanding shares	807,162,620	811,759,800

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-36

22.1.2.	Rollforward of outstanding shares

Quantity of outstanding of shares
	06.30.20	12.31.19
Shares at the beginning of the year	811,759,800	811,416,022
Purchase of treasury shares	(4,836,000)	-
Delivery of restricted shares	238,820	343,778
Shares at the end of the year	807,162,620	811,759,800

22.2.	Treasury shares

The Company has 5,310,626 shares held in treasury, with an average cost of R$26.00 (twenty-six Brazilian Reais) per share, and market value corresponding to R$112,904.

Quantity of outstanding of shares
	06.30.20	12.31.19
Shares at the beggining of the exercise	713,446	1,057,224
Purchase of treasury shares	4,836,000	-
Delivery of restricted shares	(238,820)	(343,778)
Shares at the end of the exercise	5,310,626	713,446

The program of repurchase of own shares, which was approved by the Board of Directors on March 26, 2020, was concluded on May 22, 2020. The Company purchased 4,836,000 common shares, representing 0,60% of its capital stock, at the cost of R$106,070, with the purpose to maintain in treasury for eventual disposal, cancellation, as well as to comply with obligations and commitments made under the Stock Option Plan and the Restricted Stocks Plan.

23.	EARNINGS (LOSS) PER SHARE

The basic earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares, by the weighted average quantity of available ordinary shares during the period.

The diluted earnings (losses) per share are calculated by dividing the earnings (losses) attributable to the owners of ordinary shares by the weighted average quantity of available ordinary shares during the period summed to the weighted average quantity of ordinary shares that would be available on the conversion of all potential dilutive ordinary shares (stock options and restricted shares).

	Continued operations				Discontinued operations		Continued and discontinued operations
	April to June 2020	January to June 2020	April to June 2019	January to June 2019	April to June 2019	January to June 2019	April to June 2019	January to June 2019
Basic numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	303,870	257,949	187,894	75,831	134,931	(753,941)	322,825	(678,110)

Basic denominator
Common shares	812,473,246	812,473,246	812,473,246	812,473,246	812,473,246	812,473,246	812,473,246	812,473,246
Weighted average number of outstanding shares - basic (except treasury shares)	809,612,517	810,672,698	811,440,470	811,428,248	811,440,470	811,428,248	811,440,470	811,428,248
Net earnings (loss) per share basic - R$	0.38	0.32	0.23	0.09	0.17	(0.93)	0.40	(0.84)

Diluted numerator
Net earnings (loss) for the exercise attributable to controlling shareholders	303,870	257,949	187,894	75,831	134,931	(753,941)	322,825	(678,110)

Diluted denominator
Weighted average number of outstanding shares - basic (except treasury shares)	809,612,517	810,672,698	811,440,470	811,428,248	811,440,470	811,428,248	811,440,470	811,428,248
Number of potential shares	262,692	262,692	-	-	-	-	-	-
Weighted average number of outstanding shares - diluted	809,875,209	810,935,390	811,440,470	811,428,248	811,440,470	811,428,248	811,440,470	811,428,248
Net earnings (loss) per share diluted - R$	0.38	0.32	0.23	0.09	0.17	(0.93)	0.40	(0.84)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-37

24.	FINANCIAL INSTRUMENTS AND RISKS MANAGEMENT
24.1.	Overview

In the ordinary course of business, the Company is exposed to credit, liquidity and market risks, which are actively managed in compliance with the Financial Risk Management Policy (“Risk Policy”) and internal guidelines and strategic documents subject to such policy, executing the formal designation of its hedge accounting relations in accordance with IFRS 09, as disclosed in the financial statements for the year ended on December 31, 2019.

24.2.	Credit risk management

The Company is exposed to the credit risk related to the financial assets held: trade and non-trade accounts receivable, marketable securities, derivative instruments and cash and equivalents.

On June 30, 2020, the Company held financial investments over R$100,000 at the following financial institutions: Banco Bradesco, Banco BIC, Banco BNP Paribas, Banco do Brasil, Banco BTG Pactual, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Caixa Econômica Federal, Citibank, HSBC, J.P. Morgan Chase Bank, National Commercial Bank, T.Garanti Bankasi A.Ş. and Vakiflar Bankasi.

The Company also held derivative contracts with the following financial institutions: Banco Bradesco, Banco Itaú, Banco Safra, Banco Santander, Banco Votorantim, Bank of America Merrill Lynch, Banco BNP Paribas, Citibank, Deutsche Bank, ING Bank, J.P. Morgan Chase Bank, Morgan Stanley and Rabobank.

24.3.	Capital management and liquidity risk

On June 30, 2020, the long-term gross debt represented 80.1% (82.5% as of December 31, 2019) of the total gross indebtedness, which has an average term higher than four years.

The Company monitors the gross debt and net debt as set forth below:

	06.30.20			12.31.19
	Current	Non-current	Total	Total
Foreign currency debt	(940,938)	(14,699,526)	(15,640,464)	(11,006,524)
Local currency debt	(3,131,012)	(6,092,075)	(9,223,087)	(7,613,755)
Derivative financial liabilities	(1,100,649)	(43,905)	(1,144,554)	(153,612)
Gross debt	(5,172,599)	(20,835,506)	(26,008,105)	(18,773,891)

Marketable securities and cash and cash equivalents	10,008,458	415,456	10,423,914	4,963,319
Derivative financial assets	244,362	4,881	249,243	245,315
Restricted cash	1	24,178	24,179	296,294
Net debt			(15,310,769)	(13,268,963)

The table below summarizes the significant commitments and contractual obligations that may impact the Company’s liquidity:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-38

	06.30.20
	Book value	Contractual cash flow	Up to 12 months	July to december 2021	2022	2023	2024	2025 onwards
Non derivative financial liabilities
Loans and financing	24,863,551	30,288,641	4,855,431	2,450,753	4,574,209	3,987,075	3,781,574	10,639,599
Trade accounts payable	6,733,213	6,793,254	6,785,526	2,011	2,913	2,697	107	-
Supply chain finance	982,237	994,745	994,745	-	-	-	-	-
Lease payables	2,478,631	3,044,828	339,179	788,610	434,799	358,339	292,549	831,352
Derivative financial liabilities
Financial instruments designated as cash flow hedge
Interest rate derivatives	35,561	35,561	-	35,561	-	-	-	-
Currency derivatives	1,008,908	1,008,908	1,004,188	4,720	-	-	-	-
Commodities derivatives	28,799	28,799	25,174	3,625	-	-	-	-
Financial instruments not designated as cash flow hedge
Currency derivatives	71,286	71,286	71,286	-	-	-	-	-

The Company does not expect that the cash outflows to fulfill the obligations shown above will be significantly anticipated, by factors unrelated to its best interests, or substantially modified outside the normal course of business.

24.4.	Market risk management
24.4.1.	Interest rate risk

The indebtedness is essentially linked to fixed coupons (R$, USD, EUR and TRY), Interbank Deposit Certificate (“CDI”), Broad Consumer Price Index (“IPCA”) and London Interbank Offered Rate (“LIBOR”). In situations of adverse market changes that result in an increase in these rates, the cost of floating-rate debt rises and on the other hand, the cost of fixed-rate debt decreases in relative terms.

Regarding the marketable securities, the Company holds, mainly, instruments indexed by the CDI for investments in Brazil and fixed coupon in USD for investments in the foreign market.

The Company’s exposure to interest rates can be assessed in notes 5 and 15.

The derivative financial instruments hired to hedge the exposure to interest rates as of June 30, 2020 were designated as hedge accounting and are shown in the table below:

06.30.20
Cash flow hedges - Derivative instruments	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Interest rate swap	3rd Qtr. 2021	Debt	118.00% CDI	5.60% p.a.	810,000	BRL	(28,212)
Interest rate swap	4th Qtr. 2021	Debt	118.00% CDI	5.72% p.a.	180,000	BRL	(7,349)

							(35,561)

Derivative instruments not designated	Maturity	Hedged Object	Asset	Liability	Notional		Fair value (R$)
Interest rate swap	2th Qtr. 2021	Debt	E.R. + 2.80% p.a.	CDI + 2.27% p.a.	49,900	USD	(380)

							(380)

24.4.2.	Foreign exchange risk

This risk is the one that may cause unexpected losses to the Company resulting from volatility of the FX rates, reducing its assets and revenues or increasing its liabilities and costs. The Company’s exposure is managed in three dimensions: statement of financial position exposure, operating income exposure and investments exposure.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-39

i.	Statement of financial position exposure

Assets and liabilities denominated in foreign currency for which the exchange variations are recognized in the Financial Results are as follows, summarized in Brazilian Reais:

	06.30.20	12.31.19 (1)
Cash and cash equivalents	4,458,051	2,591,746
Trade accounts receivable	6,473,734	4,892,708
Trade accounts payable	(900,875)	(601,007)
Loans and financing	(14,562,591)	(8,854,826)
Other assets and liabilities, net	(234,839)	(162,341)
Exposure of assets and liabilities in foreign currencies	(4,766,520)	(2,133,720)
Derivative financial instruments (hedge)	4,489,296	1,734,517
Exposure in result, net	(277,224)	(399,203)

(1)	Restated for better presentation of the amount previously classified in Investments, which was relocated to the corresponding assets and liabilities.

The net P&L exposure is mainly composed of the following currencies:

Net P&L Exposure	06.30.20	12.31.19
Argentinian Peso (ARS)	(12,499)	(13,236)
Euros (EUR)	(60,808)	23,624
Pound Sterling (GBP)	8,980	6,949
Yen (JPY)	(34,361)	(17,285)
Rubles (RUB)	23,907	2,780
Turkish Liras (TRY)	(16,571)	(418,576)
U.S. Dollars (USD)	(185,872)	16,541
Total	(277,224)	(399,203)

The derivative financial instruments hired to hedge the foreign currency statement of financial position exposure on June 30, 2020 are not designated as hedge accounting and are set forth below:

06.30.20
Derivative instruments not designated	Asset	Liability	Maturity	Notional		Exercise rate	Fair value (R$)
Non-deliverable forward	EUR	BRL	3nd Qtr. 2020	EUR	265,000	6.1570	(6,379)
Non-deliverable forward	USD	BRL	3nd Qtr. 2020	USD	340,000	5.4778	(9,569)
Non-deliverable forward	USD	BRL	2nd Qtr. 2021	USD	50,000	5.2800	9,772
Non-deliverable forward	BRL	USD	3th Qtr. 2020	USD	9,000	4.3210	(10,064)
Non-deliverable forward	BRL	USD	4th Qtr. 2020	USD	6,000	4.3314	(6,677)
Collar	BRL	USD	4th Qtr. 2020	USD	31,000	4.2996	(35,672)
Futures - B3	USD	BRL	3nd Qtr. 2020	USD	128,250	5.4400	309
Non-deliverable forward	EUR	JPY	3nd Qtr. 2020	EUR	20,773	120.3499	1,119
Non-deliverable forward	EUR	USD	3nd Qtr. 2020	EUR	55,000	1.1237	535
Non-deliverable forward	EUR	RUB	3nd Qtr. 2020	EUR	18,887	79.4177	2,578
Collar	TRY	USD	3nd Qtr. 2020	USD	50,000	7.1875	(101)
							(54,149)

ii.	Operating income exposure

The derivative and non-derivative financial instruments designated as cash flow hedges for foreing exchange operating income exposure on June 30, 2020 are set forth below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-40

06.30.20
Cash flow hedge - Derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value
Non-deliverable forward	USD Exports	BRL	USD	3rd Qtr. 2020	USD	66,000	5.0223	(27,975)
Non-deliverable forward	USD Exports	BRL	USD	4th Qtr. 2020	USD	9,000	4.1090	(12,012)
Collar	USD Exports	BRL	USD	3nd Qtr. 2020	USD	531,000	4.9460	(297,160)
Collar	USD Exports	BRL	USD	4rd Qtr. 2020	USD	254,000	4.5206	(242,225)
Collar	USD Exports	BRL	USD	1th Qtr. 2021	USD	172,000	4.9970	(95,138)
Collar	USD Exports	BRL	USD	2st Qtr. 2021	USD	65,000	5.6098	5,239
								(669,271)

06.30.20
Cash flow hedge - Non-derivative instruments	Hedged object	Asset	Liability	Maturity	Notional		Designation rate	Fair value (1)
Bond BRF SA BRFSBZ5 (2)	USD Exports	-	USD	2nd Qtr. 2022	USD	109,312	2.0213	(436,066)
Bond BRF SA BRFSBZ3	USD Exports	-	USD	2nd Qtr. 2023	USD	150,000	2.0387	(515,595)
								(951,661)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.
(2)	For this instrument, the initial designation was of USD150,000, however there were repurchases with corresponding revocation of the designation in the amounts of USD31,338 at the rate of 3.2408 and USD9,350 at the rate of 4.1827. The accumulated exchange rate variation of the revoked portions is fixed and reserved in Other Comprehensive Income until the recognition of the hedge object in the second quarter of 2022.

iii.	Investments exposure

The non-derivative financial instruments designated as net investment hedge instruments on June 30, 2020 are set forth below:

06.30.20
Net investment hedge - Non-derivative instruments	Protection (Investment)	Asset	Liability	Maturity	Notional		Rate	Fair value (1)
Bond - BRF SA BRFSBZ4	Federal Foods LLC	-	USD	3rd Qtr. 2026	USD	75,673	3.7649	(130,129)
Bond - BRF SA BRFSBZ4	BRF Al Yasra Food	-	USD	3rd Qtr. 2026	USD	108,757	3.7649	(167,003)
Bond - BRF SA BRFSBZ4	Al Khan Foodstuff LLC	-	USD	3rd Qtr. 2026	USD	65,570	3.7649	(111,797)
								(408,929)

(1)	Corresponds to the effective portion of the hedge result accumulated in Other Comprehensive Income.

24.4.3.	Commodities price risk

The financial instruments designated as cash flow hedges and fair value hedges for the commodities price exposure on June 30, 2020 are set forth below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-41

06.30.20
Cash flow hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	3nd Qtr. 2020	54,985	ton	123.25	(7,814)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	4rd Qtr. 2020	19,997	ton	118.46	(578)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	1th Qtr. 2021	34,993	ton	117.08	(442)
Non-deliverable forward - buy	Soybean meal purchase - floating price	Soybean meal - CBOT	2st Qtr. 2021	59,999	ton	115.31	572
Non-deliverable forward - buy	Soybean purchase - floating price	Soybean - CBOT	3nd Qtr. 2020	5,001	ton	334.67	(323)
Collar - buy	Soybean purchase - floating price	Soybean - CBOT	3nd Qtr. 2020	4,001	ton	331.06	(222)
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	4nd Qtr. 2020	39,999	ton	131.55	1,406
Non-deliverable forward - buy	Corn purchase - floating price	Corn - CBOT	1nd Qtr. 2021	59,999	ton	136.96	1,722
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	3rd Qtr. 2020	21,697	ton	629.39	(624)
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	4rd Qtr. 2020	20,495	ton	616.65	2,249
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	1st Qtr. 2021	10,297	ton	626.18	938
Non-deliverable forward - buy	Soybean oil purchase - floating price	Soybean oil - CBOT	2st Qtr. 2021	5,999	ton	645.92	(6)
							(3,122)

06.30.20
Fair value hedge - Derivative instruments	Hedged object	Index	Maturity	Quantity		Exercise rate (USD/Ton)	Fair value
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	3rd Qtr. 2020	30,488	ton	339.75	2,918
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	4th Qtr. 2020	39,488	ton	340.82	3,596
Non-deliverable forward - sell	Soybean purchase - fixed price	Soybean - CBOT	1st Qtr. 2021	5,998	ton	317.10	(189)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2020	298,898	ton	157.20	37,237
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4th Qtr. 2020	549,034	ton	152.20	42,680
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	1st Qtr. 2021	299,131	ton	153.96	19,176
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	2nd Qtr. 2021	584,548	ton	147.62	4,158
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	3rd Qtr. 2021	209,303	ton	141.70	(3,156)
Non-deliverable forward - sell	Corn purchase - fixed price	Corn - CBOT	4rd Qtr. 2021	33,391	ton	145.56	(233)
Corn future - sell	Corn purchase - fixed price	Corn - B3	3rd Qtr. 2020	32,319	ton	710.75	(539)
							105,648

06.30.20
Fair value hedge - Derivative instruments	Protection object	Assets	Liabilities		Maturity	Notional		Exercise rate	Fair value
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2020	USD	57,352	4.2031	(70,947)
Non-deliverable forward	Cost in USD	BRL	USD	USD	4th Qtr. 2020	USD	97,022	4.4466	(97,261)
Non-deliverable forward	Cost in USD	BRL	USD	USD	1st Qtr. 2021	USD	47,949	4.5868	(41,737)
Non-deliverable forward	Cost in USD	BRL	USD	USD	2nd Qtr. 2021	USD	86,290	5.1581	(28,458)
Non-deliverable forward	Cost in USD	BRL	USD	USD	3rd Qtr. 2021	USD	28,601	5.5164	(116)
Non-deliverable forward	Cost in USD	BRL	USD	USD	4rd Qtr. 2021	USD	5,918	5.5659	43
									(238,476)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-42

24.5.	Effects of hedge instruments on financial information

The effects of financial instruments for hedging exchange rate, commodities price and interest rates in the income for the period, in other comprehensive income and in the financial position are set forth below:

Income for the period
April to June 2020	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				9,798,045	-	-	9,798,045
Derivatives result		Operating Results	Cash flow	(694,119)	-	-	(694,119)
Net Revenue	26			9,103,926	-	-	9,103,926

Cost of Goods Sold				-	(7,085,743)	-	(7,085,743)
Derivatives result		Operating Results	Cash flow / Fair value	-	(39,291)	-	(39,291)
Cost of Goods Sold				-	(7,125,034)	-	(7,125,034)

Interests on Loans and Financing				-	-	(317,077)	(317,077)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(4,164)	(4,164)
Foreign Exchange variation on assets and liabilities				(334,800)	-	-	(334,800)
Foreign Exchange Derivatives result		Financial Position	Not designated	233,391	-	-	233,391
Financial Results	28			(101,409)	-	(321,241)	(422,650)

Other Comprehensive Income
April to June 2020		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	451,206	40,059	(13,125)	478,140
Derivative Instruments - non-current		Operating Results	Cash flow	(71,907)	-	-	(71,907)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(69,236)	-	-	(69,236)
Other Comprehensive Income (1)				310,063	40,059	(13,125)	336,997

Income for the period
January to June 2020	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Net Sales				18,963,157	-	-	18,963,157
Derivatives result		Operating Results	Cash flow	(910,166)	-	-	(910,166)
Net Revenue	26			18,052,991	-	-	18,052,991

Cost of Goods Sold				-	(13,754,387)	-	(13,754,387)
Derivatives result		Operating Results	Cash flow / Fair value	-	(66,735)	-	(66,735)
Cost of Goods Sold				-	(13,821,122)	-	(13,821,122)

Interests on Loans and Financing				-	-	(631,570)	(631,570)
Interest Rate Derivatives result		Interest expenses	Cash flow	-	-	(399)	(399)
Foreign Exchange variation on assets and liabilities				(1,533,734)	-	-	(1,533,734)
Foreign Exchange Derivatives result		Financial Position	Not designated	1,278,563	-	-	1,278,563
Financial Results	28			(255,171)	-	(631,969)	(887,140)

Other Comprehensive Income
January to June 2020		Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Derivative Instruments - current		Operating Results	Cash flow	(751,260)	32,673	(29,954)	(748,541)
Derivative Instruments - non-current		Operating Results	Cash flow	(374,784)	-	-	(374,784)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(342,111)	-	-	(342,111)
Other Comprehensive Income (1)				(1,468,155)	32,673	(29,954)	(1,465,436)

Equity balances
06.30.20	Note	Exposure	Hedge accounting	Foreign Exchange	Commodities	Interest Rate	Total

Designated derivatives		Operating Results	Cash flow / Fair value	(907,747)	102,526	(35,561)	(840,782)
Not designated derivatives		Financial Position	Not designated	(54,149)	-	(380)	(54,529)
Asset / (Liability) net				(961,896)	102,526	(35,941)	(895,311)

Derivative Instruments - current (2)		Operating Results	Cash flow	(674,424)	(7,772)	(29,954)	(712,150)
Derivative Instruments - non-current		Operating Results	Cash flow	(951,661)	-	-	(951,661)
Non-derivative Instruments - non-current		Foreign investments	Net investment	(408,929)	-	-	(408,929)
Other Comprehensive Income (1)				(2,035,014)	(7,772)	(29,954)	(2,072,740)

Derivatives result		Operating Results	Cash flow / Fair value	-	196,590	-	196,590
Inventories	7			-	196,590	-	196,590

(1)	All effects are shown gross of taxes.
(2)	Includes R$40,401 related to the time value of the foreign exchange option contracts.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-43

The cash effect of hedge instruments is presented in the Statement of Cash Flows, as Derivative Financial Instruments.

Summarized financial position of derivative financial instruments:

	06.30.20	12.31.19
Asset
Designated as hedge accounting
Currency derivatives	101,161	166,729
Commodities derivatives	131,325	25,191
Not designated as hedge accounting
Currency derivatives	16,757	53,395
	249,243	245,315
Current assets	244,362	195,324
Non-current assets	4,881	49,991

Liabilities
Designated as hedge accounting
Currency derivatives	(1,008,908)	(73,417)
Commodities derivatives	(28,799)	(48,829)
Interest rate derivatives	(35,561)	-
Not designated as hedge accounting
Currency derivatives	(70,906)	(31,369)
Interest rate derivatives	(380)	-
	(1,144,554)	(153,615)
Current liabilities	(1,100,649)	(153,612)
Non-current liabilities	(43,905)	(3)

24.6.	Sensitivity analysis

Management understands that the most relevant risks that may affect the Company’s results are the volatility of commodities prices and foreign exchange rates. Currently the fluctuation of the interest rates does not affect significantly the Company’s results since Management has chosen to keep at fixed rates a considerable portion of its debts.

The scenarios below present the possible impacts of the financial instruments considering situations of increase and decrease in the selected risk factors. The amounts of exports used correspond to the notional amount of the financial instruments designated for hedge accounting.

The information used in the preparation of the analysis is based on the position as of June 30, 2020, which has been described in the items above. The future results may diverge significantly of the estimated values if the reality presents different than the considered premises. Positive values indicate gains and negative values indicate losses.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-44

Parity - R$ x USD		5.4760	4.9284	4.1070	6.8450	8.2140
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Designated as hedge accouting
Non-deliverable forward	Devaluation of R$	(283,508)	(65,491)	261,535	(828,550)	(1,373,593)
Options - currencies	Devaluation of R$	(636,684)	(141,392)	593,057	(1,987,147)	(3,386,265)
Bonds	Devaluation of R$	(893,235)	(751,236)	(538,237)	(1,248,233)	(1,603,231)
Exports (object)	Appreciation of R$	1,572,169	893,808	(115,245)	3,380,305	5,237,096
Cost (object)	Appreciation of R$	241,258	64,311	(201,110)	683,625	1,125,993
Not designated as hedge accouting
NDF - Purchase	Appreciation of R$	(612)	(186,796)	(466,072)	464,848	930,308
NDF - Sale	Devaluation of R$	17,262	9,048	(3,273)	37,797	58,332
Options - currencies	Devaluation of R$	(36,467)	(19,491)	496	(78,906)	(121,345)
Future purchase - B3	Appreciation of R$	4,612	(65,617)	(170,962)	180,187	355,761
Net effect		(15,205)	(262,856)	(639,811)	603,926	1,223,056

Parity - R$ x EUR		6.1539	5.5385	4.6154	7.6924	9.2309
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	10% appreciation	25% appreciation	25% devaluation	50% devaluation
Not designated as hedge accouting
NDF - Purchase EUR x USD	Appreciation of EUR	41	(33,806)	(84,575)	84,658	169,274
NDF - Purchase EUR x RUB	Appreciation of EUR	900	(9,654)	(21,124)	37,456	88,546
NDF - Purchase	Appreciation of R$	(817)	(163,895)	(408,513)	406,879	814,575
Net effect		124	(207,355)	(514,212)	528,993	1,072,395

Price parity CBOT - Corn - USD/Ton		141.35	127.22	106.01	176.69	212.03
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Corn sale	Increase in the price of corn	100,447	253,266	482,495	(281,601)	(663,650)
Non-deliverable forward - Corn purchase	Decrease in the price of corn	3,589	(4,151)	(15,761)	22,940	42,291
Cost (object)	Increase in the price of corn	(104,036)	(249,115)	(466,734)	258,661	621,359
Net effect		-	-	-	-	-

Price parity CBOT - Soybean meal - USD/Ton		115.44	103.90	86.58	144.30	173.17
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
Non-deliverable forward - Soybeal meal purchase	Decrease in the price of soybean meal	(2,951)	(13,696)	(29,814)	23,912	50,775
Cost (object)	Increase in the price of soybean meal	2,951	13,696	29,814	(23,912)	(50,775)
Net effect		-	-	-	-	-

Price parity CBOT - Soybean - USD/Ton		323.28	290.95	242.46	404.10	484.92
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean sale	Increase in the price of soybean	6,340	19,789	39,964	(27,284)	(60,908)
NDF - Soybean purchase	Decrease in the price of soybean	(312)	(1,197)	(2,525)	1,901	4,114
Soybean options	Decrease in the price of soybean	(179)	(886)	(1,948)	1,275	3,044
Cost (object)	Increase in the price of soybean	(5,849)	(17,706)	(35,491)	24,108	53,750
Net effect		-	-	-	-	-

Price parity CBOT - Soybean oil - USD/Ton		634.10	570.69	475.58	792.63	951.15
		Current	Scenario I	Scenario II	Scenario III	Scenario IV
Transaction/Instrument	Risk	Scenario	Decrease 10%	Decrease 25%	Increase 25%	Increase 50%
Designated as hedge accounting
NDF - Soybean oil purchase	Decrease in the price of soybean oil	2,576	(17,733)	(48,196)	53,348	104,120
Cost (object)	Increase in the price of soybean oil	(2,576)	17,733	48,196	(53,348)	(104,120)
Net effect		-	-	-	-	-

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-45

24.7.	Financial instruments by category

	06.30.20
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	3,358,771	-	-	-	3,358,771
Cash equivalents	-	-	-	6,312,504	6,312,504
Marketable securities	358,421	42,307	25,899	326,012	752,639
Restricted cash	24,179	-	-	-	24,179
Trade accounts receivable	2,600,004	-	-	196,563	2,796,567
Other receivables	115,304	-	-	-	115,304
Derivatives not designated	-	-	-	16,757	16,757
Derivatives designated as hedge accounting (1)	-	-	-	232,486	232,486

Liabilities
Trade accounts payable	(6,733,213)	-	-	-	(6,733,213)
Supply chain finance	(982,237)	-	-	-	(982,237)
Loans and financing (2)	(24,863,551)	-	-	-	(24,863,551)
Derivatives not designated	-	-	-	(71,286)	(71,286)
Derivatives designated as hedge accounting (1)	-	-	-	(1,073,268)	(1,073,268)
Written option– business combination	-	-	-	(422,188)	(422,188)
	(26,122,322)	42,307	25,899	5,517,580	(20,536,536)

(1)	All derivatives are measured at fair value. Those designated as hedge accounting have their gains and losses also affecting other comprehensive income and inventories.
(2)	All loans and borrowings are measured at amortized cost. Those designated as hedge accounting have their gains and losses also affecting shareholders’ equity.

	12.31.19
	Amortized cost	Fair value through other comprehensive income		Fair value through profit and loss	Total
		Equity instruments	Debt instruments
Assets
Cash and bank	2,289,787	-	-	-	2,289,787
Cash equivalents	-	-	-	1,947,998	1,947,998
Marketable securities	265,783	26,678	19,285	413,788	725,534
Restricted cash	296,294	-	-	-	296,294
Trade accounts receivable	2,811,902	-	-	225,941	3,037,843
Other receivables	123,877	-	-	-	123,877
Derivatives not designated	-	-	-	53,395	53,395
Derivatives designated as hedge accounting	-	-	-	191,920	191,920

Liabilities
Trade accounts payable - Restated	(5,796,766)	-	-	-	(5,796,766)
Supply chain finance	(842,037)	-	-	-	(842,037)
Loans and financing	(18,620,279)	-	-	-	(18,620,279)
Derivatives not designated	-	-	-	(31,369)	(31,369)
Derivatives designated as hedge accounting	-	-	-	(122,246)	(122,246)
Written option– business combination	-	-	-	(706,920)	(706,920)
	(19,471,439)	26,678	19,285	1,972,507	(17,452,969)

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-46

24.8.	Fair value of financial instruments

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Depending on the inputs used for measurement, the financial instruments at fair value may be classified into 3 hierarchy levels:

»	Level 1 – Uses quoted prices (unadjusted) for identical instruments in active markets. In this category are classified investments in stocks, credit linked notes, savings accounts, overnights, term deposits, Financial Treasury Bills (“LFT”) and investment funds;
»	Level 2 – Uses prices quoted in active markets for similar instruments, prices quoted for identical or similar instruments in non-active markets and evaluation models for which inputs are observable. In this level are classified the investments in Bank Deposit Certificates (“CDB”) and derivatives, which are measured by well-known pricing models: discounted cash flows and Black-Scholes. The observable inputs are interest rates and curves, volatility factors and foreign exchange rates;
»	Level 3 – Instruments for which significant inputs are non-observable. The Company has a financial liability arising from a put option written in the context of a business combination. This option gives the non-controlling shareholder the right to sell its equity stake in the subsidiary for an amount equivalent to a multiple of the income before taxes, interests, depreciation and amortization of the economic group of this subsidiary in the last 12 months prior to the exercise. The exercise period is comprised of the six-month period beginning on May 25, 2021. This liability is measured at fair value using internal assumptions regarding the results of that economic group. The effects of the remeasurement resulted in a gain in financial results of R$390,353 in the six-month period ended on June 30, 2020 (loss of R$19,967 in the same period of the prior year), as per note 28.

The table below presents the overall classification of financial instruments measured at fair value by measurement hierarchy. For the six-month period ended on June 30, 2020, there were no changes among the 3 levels of hierarchy.

	06.30.20				12.31.19
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial Assets
Fair value through other comprehensive income
Credit linked notes	25,899	-	-	25,899	19,285	-	-	19,285
Stocks	42,307	-	-	42,307	26,678	-	-	26,678
Fair value through profit and loss
Savings account and overnight	2,132,116	-	-	2,132,116	689,874	-	-	689,874
Term deposits	72,106	-		72,106	374,859	-	-	374,859
Bank deposit certificates	-	4,104,358	-	4,104,358	-	879,758	-	879,758
Financial treasury bills	309,460	-	-	309,460	396,994	-	-	396,994
Investment funds	20,476	-	-	20,476	20,301	-	-	20,301
Trade accounts receivable	-	196,563	-	196,563	-	225,941	-	225,941
Derivatives	-	249,243	-	249,243	-	245,315	-	245,315
Financial Liabilities
Fair value through profit and loss
Derivatives	-	(1,144,554)	-	(1,144,554)	-	(153,615)	-	(153,615)
Written option– business combination	-	-	(422,188)	(422,188)	-	-	(706,920)	(706,920)
	2,602,364	3,405,610	(422,188)	5,585,786	1,527,991	1,197,399	(706,920)	2,018,470

Except for the items set forth below, the fair value of all other financial instruments is approximate to their book value. The fair value of the bonds set forth below is based in prices observed in active markets, level 1 of the fair value hierarchy, while the debentures are based in level 2 and are measured by discounted cash flows.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-47

		06.30.20		12.31.19
	Maturity	Book value	Fair value	Book value	Fair value
BRF bonds
BRF SA BRFSBZ5	2022	(595,863)	(623,833)	(435,934)	(460,606)
BRF SA BRFSBZ4	2024	(2,840,225)	(2,878,792)	(2,086,169)	(2,191,726)
BRF SA BRFSBZ3	2023	(1,877,298)	(1,897,818)	(1,370,446)	(1,427,754)
BRF SA BRFSBZ2	2022	(2,000,452)	(1,996,879)	(1,492,653)	(1,559,476)
BRF SA BRFSBZ4 7/8	2030	(4,163,225)	(3,992,887)	(3,022,773)	(3,160,573)
Debentures	2030	(757,016)	(822,166)	(755,760)	(832,213)
BRF GmbH bonds
BRF SA BRFSBZ4	2026	(2,719,565)	(2,683,338)	(1,999,509)	(2,101,175)
		(14,953,644)	(14,895,713)	(11,163,244)	(11,733,523)

25.	SEGMENT INFORMATION

The operating segments are reported consistently with the management reports provided to the main strategic and operational decision makers for assessing the performance of each segment and allocation of resources. The operating segments information are elaborated considering three reportable segments, being: Brazil, International and Other Segments.

The operating segments include the sales of all distribution channels and are subdivided according to the nature of the products whose characteristics are described below:

»	Poultry: production and sale of whole poultry and in-natura cuts.
»	Pork and other: production and sale of in-natura cuts.
»	Processed: production and sale of processed food, frozen and processed products derived from poultry, pork and beef, margarine, vegetables and soybean-based products.
»	Other sales: sale of flour for food service and others.

Other segments are comprised of commercialization and development of animal nutrition ingredients, human nutrition, plant nutrition (fertilizers) and health care (health and wellness), as well as commercialization of agricultural products.

The net sales for each reportable operating segment is set forth below:

Net sales	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Brazil
In-natura	1,093,445	2,350,532	1,140,672	2,239,820
Poultry	793,689	1,763,725	908,900	1,794,305
Pork and other	299,756	586,807	231,772	445,515
Processed	3,541,008	6,933,812	2,937,848	5,775,094
Other sales	8,402	13,665	3,176	7,249
	4,642,855	9,298,009	4,081,696	8,022,163

International
In-natura	3,563,006	7,016,267	3,373,477	6,009,675
Poultry	3,007,661	5,978,347	3,040,066	5,449,083
Pork and other	555,345	1,037,920	333,411	560,592
Processed	563,054	1,074,175	547,066	1,048,979
Other sales	81,226	132,547	64,955	120,715
	4,207,286	8,222,989	3,985,498	7,179,369

Other segments	253,785	531,993	270,815	495,727
	9,103,926	18,052,991	8,338,009	15,697,259

The operating income (loss) for each segment is set forth below:

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-48

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Brazil	352,266	716,145	490,325	556,933
International	227,685	668,333	425,668	551,134
Other segments	22,628	60,157	40,557	40,531
Sub total	602,579	1,444,635	956,550	1,148,598
Corporate	(15,392)	(302,769)	(26,509)	(60,359)
	587,187	1,141,866	930,041	1,088,239

The items presented above as Corporate refer to relevant events not attributable to the normal course of business neither to the operating segments. The composition of the main effects in the Corporate segment is set forth below:

Corporate	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Investigations involving the Company (note 1.2)	(11,771)	(24,072)	(31,207)	(42,320)
Agreement - Class Action (note 1.3)	-	(204,436)	-	-
Tax and Civil Contingencies	(19,263)	(59,889)	4,503	4,246
Arbitration reversal	14,520	14,520	-	-
Restructuring plan	-	-	-	(16,431)
Other	1,122	(28,892)	195	(5,854)
	(15,392)	(302,769)	(26,509)	(60,359)

No customer individually or in aggregate (economic group) accounted for more than 5% of net sales for the six-month period ended on June 30, 2020 and 2019.

The goodwill arising from business combinations and the intangible assets with indefinite useful life (trademarks) were allocated to the reportable operating segments, considering the economic benefits generated by such intangible assets. The allocation of these intangible assets is presented below:

	Goodwill		Trademarks		Total
	06.30.20	12.31.19	06.30.20	12.31.19	06.30.20	12.31.19
Brazil	1,151,498	1,151,498	982,478	982,478	2,133,976	2,133,976
International	1,860,242	1,562,104	370,117	339,784	2,230,359	1,901,888
	3,011,740	2,713,602	1,352,595	1,322,262	4,364,335	4,035,864

Information related to total assets by reportable segment is not disclosed, as it is not included in the set of information made available to the Company’s administration, which makes investment decisions and determine allocation of resources based on information about the consolidated assets.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-49

26.	NET SALES

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Gross sales
Brazil	5,739,830	11,506,128	5,069,822	9,951,942
International	4,537,513	8,804,578	4,289,643	7,745,612
Other segments	283,285	590,579	305,893	554,970
	10,560,628	20,901,285	9,665,358	18,252,524

Sales deductions
Brazil	(1,096,975)	(2,208,119)	(988,126)	(1,929,779)
International	(330,227)	(581,589)	(304,145)	(566,243)
Other segments	(29,500)	(58,586)	(35,078)	(59,243)
	(1,456,702)	(2,848,294)	(1,327,349)	(2,555,265)

Net sales
Brazil	4,642,855	9,298,009	4,081,696	8,022,163
International	4,207,286	8,222,989	3,985,498	7,179,369
Other segments	253,785	531,993	270,815	495,727
	9,103,926	18,052,991	8,338,009	15,697,259

27.	OTHER OPERATING INCOME (EXPENSES), NET

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Recovery of expenses (1)	156,370	235,057	695,814	704,811
Provision reversal	70,625	70,625	357	14,085
Scrap sales	2,787	5,562	3,221	6,837
Provision for civil and tax risks (2)	(23,045)	(65,520)	(356,210)	(363,918)
Other employees benefits	(8,214)	(15,649)	(9,918)	(17,374)
Insurance claims costs	(828)	(2,517)	(2,193)	(14,977)
Net gains (losses) from the disposals of investments	223	256	(2,354)	(2,354)
Net gains (losses) from the disposals of property, plant and equipment	3,467	(7,409)	9,128	18,248
Employee participation and bonuses	(71,347)	(117,992)	(52,843)	(110,455)
Demobilization expenses	(1,998)	(6,255)	(10,949)	(21,932)
Expenses with investigations and class action (3)	(11,771)	(209,151)	(31,207)	(42,320)
Expected credit losses in other receivables	308	(3,157)	-	-
Other	21,976	16,150	(12,369)	(16,850)
	138,553	(100,000)	230,477	153,801

(1)	Includes recovery of PIS and COFINS taxes on marketing, rebates and benefit expenses in the amount of R$224,466 for the six-month period ended on June 30, 2020 and R$150,509 for the three-month period ended on June 30,2020. For the three-month and six-month periods ended on June 30, 2019, includes the effects of the final decision related to the exclusion of ICMS from the PIS and COFINS calculation base of R$696,127.
(2)	For the three-month and six-month periods ended on June 30, 2019, includes the effects of the tax contingency on ICMS credit in the basic food basket products of R$358,935.
(3)	Includes provision for class action agreement (note 1.3) in the first quarter of 2020.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-50

28.	FINANCIAL INCOME (EXPENSES), NET

	Note	April to June 2020	January to June 2020	Restated (1) April to June 2019	Restated (1) January to June 2019
Financial income		81,833	194,711	474,668	560,729
Interest on cash and cash equivalents	4	21,474	51,029	34,901	69,451
Revenues from marketable securities	5	28,800	45,387	27,868	54,404
Fair value throught other comprehensive income		243	454	152	323
Fair value throught profit and loss		2,305	5,716	5,352	9,856
Amortized cost		26,252	39,217	22,364	44,225
Interest on recoverable taxes	9	23,704	80,340	401,797	419,467
Interest on other assets		7,855	17,955	10,102	17,407
Financial expenses		(166,563)	(735,913)	(1,048,018)	(1,551,277)
Interest on loans and financing	15	(317,077)	(631,570)	(340,960)	(674,531)
Interest on contingencies	21	(39,042)	(105,940)	(437,637)	(457,436)
Interest on leases	18	(51,494)	(103,863)	(49,651)	(99,707)
Interest on other liabilities		3,977	5,384	(21,320)	(4,984)
Written option - Business combination (2)		337,677	390,353	(20,056)	(19,967)
Adjustment to present value	6 e 16	(90,557)	(181,498)	(76,634)	(145,092)
Other		(10,047)	(108,779)	(101,760)	(149,560)
Foreign exchange variation and derivative results, net		(105,573)	(255,570)	(45,972)	(77,039)
Exchange rate variation on monetary assets and liabilities		(334,800)	(1,533,734)	46,854	82,544
Derivative results		229,227	1,278,164	(92,826)	(159,583)
		(190,303)	(796,772)	(619,322)	(1,067,587)

(1)	The comparative period was restated for better disclosure of exchange variations effects and derivative results.
(2)	Refers to the fair value remeasurement of the written option recorded from business combination (note 24.8). The deterioration of the results of the economic group of the referred subsidiary resulted in a reduction of the liability with the corresponding increase in financial results in the six-month period ended on June 30, 2020.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-51

29.	STATEMENT OF INCOME BY NATURE

The Company has chosen to disclose its statement of income by function and thus presents below the details by nature:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Costs of sales
Raw materials and consumables (1)	5,047,664	9,722,981	4,298,158	8,224,665
Salaries and employees benefits	1,002,007	1,947,175	910,021	1,785,418
Depreciation	460,821	913,052	448,822	893,489
Amortization	29,238	57,583	33,630	62,820
Others	585,304	1,180,331	555,729	1,122,148
	7,125,034	13,821,122	6,246,360	12,088,540

Sales expenses
Indirect and direct logistics expenses	624,692	1,208,409	503,961	1,002,381
Marketing	136,138	290,233	198,023	337,448
Salaries and employees benefits	353,584	671,734	319,209	631,950
Depreciation	57,533	111,113	45,376	89,795
Amortization	22,753	42,712	22,990	43,325
Others	166,189	321,022	167,218	287,173
	1,360,889	2,645,223	1,256,777	2,392,072

Administrative expenses
Salaries and employees benefits	85,617	155,839	72,505	142,882
Fees	17,350	29,213	7,954	14,215
Depreciation	12,130	21,627	6,203	12,305
Amortization	7,505	15,713	7,011	15,438
Others	67,863	110,633	42,484	92,546
	190,465	333,025	136,157	277,386

(1)	Includes abnormal losses in the production chain.

The Company incurred in expenses with internal research and development of new products of R$31,187 for the six-month period ended on June 30, 2020 (R$31,516 in the same period of the previous year) and R$14,872 for the three-month period ended on June 30, 2020 (R$16,851 in the same period of the previous year).

30.	RELATED PARTIES

In the normal course of business, rights and obligations arise between related parties, resulting from transactions of sale and purchase of products, as well as from financial operations.

The Company holds a Related Parties Transactions Policy, which was reviewed and approved by the Board of Executive Officers and applies to all subsidiaries of the group.

The policy mentioned above provides the conditions that must be observed for the realization of a transaction between related parties, as well as establishes approval hierarchies according to the value and nature of the transactions involved. The policy also foresees situations of conflict of interests and how they must be handled.

The Company leased properties owned by BRF Previdência, for the six-month period ended on June 30, 2020, the total amount paid as rent was R$9,764 (R$8,462 in the same period of the previous year) for the three-month ended on June 30, 2020, the total amount paid as rent was of R$4,882 (R$4,231 in the same period of the previous year).

Due to the acquisition of biodigesters from Instituto Sadia de Sustentabilidade, the Company has an outstanding payable to this entity of R$1,962 on June 30, 2020 (R$3,053 as of December 31, 2019) included in Other Liabilities.

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-52

30.1.	Granted guarantees

The Company recorded a liability in the amount of R$543 (R$844 as of December 31, 2019) related to the fair value of the guarantees offered to BNDES concerning a loan made by Instituto Sadia de Sustentabilidade.

The Company is the guarantor of loans related to a special program that aims the local development and were obtained by outgrowers in the central region of Brazil. The proceeds of such loans are utilized by the outgrowers to improve farm conditions and will be paid by them in 10 years, taking as collateral the land and equipment acquired through this program. The value of these guarantees on June 30, 2020 totaled R$6,195 (R$12,949 as of December 31, 2019).

30.2.	Management remuneration

The total remuneration and benefits expense with board members, statutory directors and the head of internal audit are set forth below:

	April to June 2020	January to June 2020	April to June 2019	January to June 2019
Salary and profit sharing	23,638	35,605	12,752	22,722
Short term benefits (1)	1,492	1,611	114	131
Private pension	589	896	180	302
Post-employment benefits	-	-	-	47
Termination benefits	1,439	4,403	3,484	8,169
Share-based payment	4,360	8,394	2,155	3,983
	31,518	50,909	18,685	35,354

(1)	Comprises: medical assistance, educational expenses and others.

In addition, the executive officers, who are also part of the key personnel, received among remuneration and benefits the total amount of R$9,435 for the six-month period ended on June 30, 2020 (R$23,051 in the same period of the previous year) and R$4,835 for the three-month period ended on June 30, 2020 (R$9,230 in the same period of the previous year).

BRF S.A. | CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION - June 30, 2020	F-53

31.	COMMITMENTS

In the normal course of the business, the Company enters into agreements with third parties for the purchase of raw material, mainly corn and soymeal. The agreed prices in these agreements can be fixed or variable. The Company also enters into other agreements, such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities. The firm commitments schedule is set forth below:

06.30.20
Current	5,123,497
Non-current	1,890,505
July to december 2021	634,736
2022	309,828
2023	200,098
2024	192,744
2025 onwards	553,099
7,014,002

32.	TRANSACTIONS THAT DO NOT INVOLVE CASH

The following transactions did not involve cash or cash equivalents during the six-month period ended on June 30, 2020:

(i)	Capitalized loan interest: as referred in note 13.
(ii)	Addition of lease by right-of-use assets and respective lease liability: in the six-month period ended on June 30, 2020, amounted to R$227,600 (R$65,518 in the same period of the previous year) and in the three-month period ended on June 30, 2020, amounted to R$21,463 (R$17,541 in the same period of the previous year). For the six-month period ended on June 30, 2019 there was the initial adoption of IFRS 16 with an impact of R$2,357,151.

33.	EVENTS AFTER THE REPORTING DATE
33.1.	Issuance of Debentures

On July 17, 2020, 2,200,000 (two million, two hundred thousand) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$2,200,000 (two billion and two hundred million Brazilian Reais), in two series as shown in the table below. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its forty-sixth issuance of Agribusiness Receivables Certificates, in two series, which were object of public distribution with restricted placement efforts.

06.30.20
Operation	Series	Issue date	Maturity	Rate	Notional
Debenture - 2nd Issue	1st Series	07.14.20	07.14.27	IPCA + 5.30% p.a.	705,000
Debenture - 2nd Issue	2nd Series	07.14.20	07.12.30	IPCA + 5.60% p.a.	1,495,000
					2,200,000

The issuance costs of R$75,275 will be recognized on the statement of income over the term of the debt according to the effective interest rate method.

This transaction is adherent to the Company’s capital structure management strategy, which includes, among other aspects, the sustaining of liquidity, the lengthening of the average tenor of its indebtedness, and the diversification of its sources of financing.

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33.2.	Tender offer for Senior Notes

Between July 17 and July 24, 2020 the Company executed an offer to repurchase any and all outstanding (i) (a) 5.875% Senior Notes due 2022, (b) 2.750% Senior Notes due 2022, (c) 3.950% Senior Notes due 2023; and (d) 4.750% Senior Notes due 2024 all issued by BRF; and (ii) 4.350% Senior Notes due 2026, issued by BRF GmbH and guaranteed by BRF. The offer was conditioned on the aggregate amount of the repurchase price of the equivalent to R$1,556,670 (USD300,000) and the results are shown in the table below:

Instrument	Maturity	Notional repurchased		Outstanding notional (1)
		(debt currency)	(Reais) (2)	(debt currency)	(Reais) (2)
BRF SA BRFSBZ2 - 5.875% - USD	2022	27,190	141,086	82,122	426,123
BRF SA BRFSBZ3 - 3.950% - USD	2023	60,567	314,276	285,422	1,481,026
BRF SA BRFSBZ4 - 4.750% - USD	2024	64,144	332,837	453,714	2,354,277
BRF SA BRFSBZ5 - 2.750% - EUR	2022	119,061	723,355	205,720	1,249,852

(1)	Outstanding notional after the tender offer.
(2)	Represented by the amount in the original debt currency, translated by the foreign exchange rate at the settlement date of the repurchase.
(3)	Loan fully designated as hedge accounting instrument (note 24.4.2.ii). The exchange rate variation between the designation date and the settlement date of the repurchased portion will remain in Other Comprehensive Income until the realization of the highly probable sales (hedge object).

On July 27, 2020 and on July 28, 2020, the Company paid the amount equivalent to R$1,554,850 for the repurchase of these liabilities, which includes notional, interest and premium. The Company incurred in financial expenses with the repurchase in the amount of R$34,033 for the premium paid, R$5,998 with taxes and R$8,961 with the write-off of the costs of issuance.

33.3.	Prepayment of credit facilities

Additionally to the tender offer described above, in July and August 2020, the Company prepaid certain bilateral credit facilities in Brasil with original maturity between September 2020 and August 2021, in the aggregated notional and interest amount of R$1,593,176, being R$964,484 related to the facilities described in note 1.4.

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34.	APPROVAL OF THE INTERIM FINANCIAL INFORMATION

The condensed consolidated interim financial information was approved and the issuance authorized by the Board of Directors on August 12, 2020.

BOARD OF DIRECTORS

Chairman (Independent)	Pedro Pullen Parente
Vice-Chairman (Independent)	Augusto Marques da Cruz Filho
Independent Member	Dan Ioschpe
Independent Member	Flavia Buarque de Almeida
Independent Member	Flavia Maria Bittencourt
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	José Luiz Osório de Almeida Filho
Independent Member	Luiz Fernando Furlan
Independent Member	Marcelo Feriozzi Bacci
Independent Member	Roberto Rodrigues

FISCAL COUNCIL

Chairman	Attílio Guaspari
Member	Maria Paula Soares Aranha
Member	André Vicentini

AUDIT AND INTEGRITY COMMITTEE

Comittee Coordinator (Independent)	Augusto Marques da Cruz Filho
Non-Independent Member	Ivandré Motiel da Silva
Independent Member	Marcelo Feriozzi Bacci
External Member	Valmir Pedro Rossi
External Member	Jerônimo Antunes

BOARD OF EXECUTIVE OFFICERS

Global Chief Executive Officer	Lorival Nogueira Luz Júnior
Vice-President of Finance and Investor Relations	Carlos Alberto Bezerra de Moura
Vice-President of Operations and Procurement Officer	Vinícius Guimarães Barbosa
Vice-President of Commercial Brazil Market	Sidney Rogério Manzaro
Vice-President of Human Resources and Shared Services	Alessandro Rosa Bonorino
Vice-President of Strategy, Managing and Innovation	Rubens Fernandes Pereira
Vice-President of Quality and Sustainability	Neil Hamilton dos Guimarães Peixoto Jr.
Vice-President of Sales & Operations Planning and Supply Chain	Leonardo Campo Dallorto

Marcos Roberto Badollato	Joloir Nieblas Cavichini
Accounting Director	Accountant – CRC 1SP257406/O-5

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